UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 2, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 5, 2007

Methanex Corporation	1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia Canada V6C 3M1	Telephone: (604) 661-2600 Facsimile: (604) 661-2676
March 5, 2007
Invitation to Shareholders
On behalf of the entire Board of Directors of Methanex Corporation, we would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention & Exhibition Centre in Vancouver, British Columbia on Monday, May 7, 2007 at 10:30 a.m.
At the meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you may similarly exercise your vote either at the meeting or by providing a proxy or voting instructions by following the instructions set out in the accompanying Information Circular or that you should otherwise receive as part of the accompanying materials to ensure that your shares get voted at the meeting in accordance with your wishes.
The meeting will provide you with a forum to learn more about our 2006 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s Directors and Senior Management and ask them your questions.
We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through our website: www.methanex.com.
Sincerely,
Bruce Aitken
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
       The Annual General Meeting (“Meeting”) of shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Monday, May 7, 2007

TIME:	10:30 a.m. (Vancouver time)
PLACE:	Meeting Rooms 1, 2 & 3 Vancouver Convention & Exhibition Centre 999 Canada Place Vancouver, British Columbia
      The Meeting is being held for the following purposes:

1.	To receive the Consolidated Financial Statements for the financial year ended December 31, 2006 and the Auditors’ Report on such statements;

2.	To elect directors;

3.	To re-appoint auditors;

4.	To authorize the Board of Directors to fix the remuneration of the auditors;

5.	To consider and, if thought fit, pass an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan (the “Plan”), the full text of which resolution is set out in Schedule A to the Information Circular accompanying this notice, to, among other things, reflect that options may no longer be granted to non-employee directors, to provide specific provisions governing amendments to the Plan specifying when shareholder approval of amendments is required and to provide for revised expiry dates for options where the exercise period would otherwise expire during a blackout period or within 10 business days thereafter to a further 10 business days after the blackout period end; and

6.	To transact such other business as may properly come before the Meeting.
      If you are a holder of Common Shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368 2502 or toll free in North America 1 866 781 3111 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.
      DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 5, 2007 unless otherwise stated. Except where otherwise noted, all dollar amounts are stated in Canadian dollars.
PART I VOTING
Solicitation of Proxies
      This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the annual general meeting (the “Meeting”) of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.
      It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about April 2, 2007 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
      Shareholders will be voting on those matters which are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
      Only registered holders of Common Shares (“Registered Shareholders”) on March 12, 2007 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on March 12, 2007. As of March 5, 2007, there were 104,843,367 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Company was Capital Group International, Inc., which, based on information filed by them, beneficially owned and exercised control or direction over 15,744,240 Common Shares, representing approximately 15% of the voting rights attached to the Company’s voting securities.
Can I vote Common Shares which I acquired after March 12, 2007?
      No. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.
How to vote
      If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.
          Voting by Proxy
      If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 3).
          Voting in Person
      Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?
      Many shareholders are in fact “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Company a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the shares directly at the Meeting.
      The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Company for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.
      If you are a NOBO, included with these materials is a request for voting instructions and proxy from the Company or its agent.
      These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in the request for voting instructions and proxy.
      If you are a NOBO, you can either vote in person at the Meeting or you can vote by proxy. If you do not intend to attend the Meeting but you wish your shares to be voted, please complete and return the proxy which you should have received. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form within the time hereinafter specified for receipt of proxies. If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company. If Messrs. Choquette and Aitken are appointed as your proxyholder, please provide your specific voting instructions. Otherwise your shares will not be voted.
      If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.
      Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.
What is a Proxy?
      A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for you. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. In addition, as described above, NOBOs are being sent a form of request for voting instructions and proxy permitting them to appoint a person to attend and act as proxyholder at the Meeting. In either case, Registered Shareholders or NOBOs, as applicable, may use such forms, or any other valid proxy form, to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

      If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, except as described above in the case of NOBOs, your proxyholder can vote your shares in their discretion.
Appointing a Proxyholder
      Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.
      If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company.
      For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368 2502 or toll free in North America 1 866 781 3111 and received no later than 24 hours prior to the Meeting or any adjournment thereof.
How will my shares be voted if I give my Proxy?
      If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.
      If you have not specified how to vote on a particular issue, except as described above in the case of NOBOs, then your proxyholder can vote your shares as they see fit. However, if you are a Registered Shareholder and have not specified how to vote on a particular issue and Mr. Choquette or Mr. Aitken have been appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II “BUSINESS OF THE MEETING”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting except as described above in the case of NOBOs, your proxyholder may vote your shares as they consider best.
Revoking a Proxy
      If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to (416) 368 2502 or toll free in North America 1 866 781 3111, or to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your shares in person at the Meeting.
      Only Registered Shareholders and NOBOs have the right to revoke a proxy. OBOs who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
Costs of this Solicitation of Proxies
      The cost of this solicitation of proxies is borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.
Who counts the votes?
      The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
      If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Email:	inquiries@cibcmellon.com

Toll-free:	1 800 387 0825

Telephone:	(416) 643 5500

Fax:	(416) 643 5501

Mail:	CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, Ontario M5C 2W9

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
      The consolidated financial statements for the year ended December 31, 2006 are included in the Annual Report, which has been mailed to Registered Shareholders as required under the CBCA and to non-registered shareholders that have requested such financial statements with the Notice of the Annual General Meeting of Shareholders and this Information Circular.
ELECTION OF DIRECTORS
      The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed. The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company provide that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The Board of Directors, on an annual basis, considers the size of the Board and on March 2, 2007 the directors determined that the Board of Directors shall consist of 11 directors, such size being consistent with effective decision making.
      The Corporate Governance Committee recommends to the Board nominees for election of directors. The process by which the Committee identifies new candidates for nomination to the Board of Directors is described on page 21, under Nomination of Directors. The persons listed below are being proposed for nomination for election at the Meeting. The persons named in the accompanying proxy, if not expressly directed otherwise in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder in favour of the election of those persons listed below as nominees as directors.
      The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors and other relevant information including the number of Common Shares(1), Deferred Share Units(2) and Restricted Share Units(3) held by each of them as at the date of this Information Circular and their market value. In the case of Mr. Aitken, the table also sets out the number of Performance Share Units(4) and Stock Options(5) he holds. The table also sets out whether a nominee is independent or not independent. See page 18 for information on how director independence is determined.

BRUCE AITKEN Age: 52 Vancouver, BC, Canada Director Since: July 2004 Not Independent

Mr. Bruce Aitken is currently President and Chief Executive Officer of the Company. Prior to his appointment in May 2004, Mr. Aitken was President and Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific (based in New Zealand) from September 1999. He has also held the position of Vice President, Corporate Development (located in Vancouver). He has been an employee of the Company and its predecessor methanol companies for sixteen years.

Prior to joining the Company, Mr. Aitken was Executive Director of Cape Horn Methanol (now Methanex Chile) in Santiago. He also held a number of managerial positions with Fletcher Challenge Limited in New Zealand.

Mr. Aitken has a Bachelor of Commerce from Auckland University and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

Committee Memberships	Other Current Board Memberships

None(6)	None

Shares and Share Equivalents Held:

Total Market Value
	Total DSUs,	Total of Common	of Common Shares	Meets Stock
Common	RSUs and	Shares, DSUs,	and DSUs, RSUs	Ownership
Shares	PSUs	RSUs and PSUs	and PSUs(7)	Guidelines?(8)

63,264	381,709	444,973	$13,874,258	Yes

Stock Options Held:

						Total Market Value
						of in-the-money
Date	Expiry	Number	Exercise		Total	Unexercised
Granted	Date	Granted	Price		Unexercised	Options(9)

March 4, 2005	March 3, 2012	150,000	US $	17.85	100,000	$772,000
March 3, 2006	March 2, 2013	342,000	US $	20.76	342,000	$1,463,760
March 2, 2007	March 1, 2014	207,000	US $	24.96	207,000	$0

HOWARD BALLOCH Age: 55 Beijing, China Director Since: December 2004 Independent

Mr. Howard Balloch is currently President of The Balloch Group. Based in Beijing, The Balloch Group is a private investment advisory and merchant banking firm specializing in China and other Asian markets. Prior to this, from 1996 to 2001, Mr. Balloch was the Canadian Ambassador to the People’s Republic of China.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Masters in International Relations, both from McGill University, Montreal.

Committee Memberships	Other Current Board Memberships

Corporate Governance Committee Human Resources Committee Public Policy Committee (Chair)	Ivanhoe Mines Ltd Tiens Bio-Tec USA Ltd Ivanhoe Energy Inc.

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

4,000	11,269	15,269	$476,087	Yes

PIERRE CHOQUETTE Age: 64 Vancouver, BC, Canada Director Since: October 1994 Not Independent(10)

Mr. Pierre Choquette is a corporate director and is currently Chairman of the Board of the Company. Mr. Choquette was Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004 and President and Chief Executive Officer of the Company from October 1994 to September 2003. He was a Company employee for 9 years.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Masters in Science in Chemical Engineering from Laval University, Montreal. He is also a graduate of the Graduate Advanced Management Program at Harvard Graduate School of Business Administration.

Committee Memberships	Other Current Board Memberships

None(11)	None

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

32,000	14,836	46,836	$1,460,346	Yes

PHILLIP COOK Age: 60 Austin, Texas, USA Director Since: May 2006 Independent

Mr. Phillip Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company (“Dow Chemical”) from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical of Senior Vice President, Performance Chemicals and Thermosets from 2003 and prior to that Business Vice President, Epoxy Products and Intermediates from 2000.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas, Austin.

Committee Memberships	Other Current Board Memberships

Audit, Finance and Risk Committee Public Policy Committee Responsible Care Committee	Member, College of Engineering Foundation Advisory Board of the University of Texas

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

100	3,000	3,100	$96,658	No

THOMAS HAMILTON Age: 63 Houston, Texas, USA Not currently a director of the Company Independent

Mr. Thomas Hamilton has been Co-Owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997 Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously Mr. Hamilton held senior positions at other oil and gas companies including BP and Standard Oil Company.

Mr. Hamilton holds a Masters of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

Committee Memberships	Other Current Board Memberships

None	FMC Technologies, Inc. TODCO

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs	Guidelines?

0	Not applicable

DOUGLAS MAHAFFY Age: 61 Toronto, Ontario, Canada Director Since: May 2006 Independent

Mr. Douglas Mahaffy has held the position of Chairman and Chief Executive Officer of McLean Budden Limited (“McLean Budden”) since October 1989. He was also President of McLean Budden from October 1989 until September 2006. McLean Budden is a money manager looking after more than $40 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Masters of Business Administration, both from York University, Toronto.

Committee Memberships	Other Current Board Memberships

Corporate Governance Committee Human Resources Committee	McLean Budden (Chairman)

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

0	3,000	3,000	$93,540	No

A. TERENCE (TERRY) POOLE Age: 64 Calgary, Alberta, Canada Director Since: February 1994(12) Independent

Mr. Terry Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

Committee Memberships	Other Current Board Memberships

Audit, Finance and Risk Committee (Chair) (13) Public Policy Committee	Pengrowth Corporation Synenco Energy Inc.

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

30,000	17,669	47,669	$1,486,319	Yes

JOHN REID Age: 59 Vancouver, BC, Canada Director Since: September 2003 Independent

Mr. John Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to that position he was Executive Vice President and Chief Financial Officer of Terasen Inc. for two years.

Mr. Reid has an Economics Degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Committee Memberships	Other Current Board Memberships

Audit, Finance and Risk Committee Corporate Governance Committee (Chair)	Finning International Inc.

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

10,000	26,488	36,488	$1,137,696	Yes

JANICE RENNIE Age: 49 Edmonton, Alberta, Canada Director Since: May 2006 Independent

Ms. Janice Rennie is a corporate director. From 2004 to 2005 Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. EPCOR Utilities Inc. builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.

Committee Memberships	Other Current Board Memberships

Audit, Finance and Risk Committee Human Resources Committee	Canadian Hotel Income Properties Real Estate Investment Trust Matrikon Inc. NOVA Chemicals Corporation West Fraser Timber Co. Ltd.

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

2,000	3,000	5,000	$155,900	No

MONICA SLOAN Age: 52 Calgary, Alberta, Canada Director Since: September 2003 Independent

Ms. Monica Sloan has been Chief Executive Officer of Intervera Ltd. since January 2004. Intervera Ltd. provides data quality products and services to the energy industry. Prior to this position Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Masters of Engineering from Stanford University and a Masters in Business Administration from Harvard Graduate School of Business Administration.

Committee Memberships	Other Current Board Memberships

Human Resources Committee Responsible Care Committee	Industrial Alliance Pacific Financial Services

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

3,000	20,230	23,230	$724,311	Yes

GRAHAM SWEENEY Age: 71 Sarnia, Ontario, Canada Director Since: July 1994 Independent

Mr. Graham Sweeney is a corporate director. Mr. Sweeney was President and Chief Executive Officer of Dow Chemical Canada Inc. from 1993 to 1995. Prior to this Mr. Sweeney held Vice President and senior executive positions with The Dow Chemical Company in Asia from 1981 to 1987 and with global responsibilities from 1988 to 1992.

Mr. Sweeney holds a Bachelor of Science (Chemical Engineering) from the University of Natal, South Africa.

Committee Memberships	Other Current Board Memberships

Audit, Finance and Risk Committee Public Policy Committee Responsible Care Committee (Chair)	None

Shares and Share Equivalents Held:

		Total of Common	Total Market Value	Meets Stock
Common	Total DSUs	Shares, DSUs and	of Common Shares,	Ownership
Shares	and RSUs	RSUs	DSUs and RSUs(7)	Guidelines?(8)

0	55,593	55,593	$1,733,390	Yes

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For information on Deferred Share Units, see “Compensation of Directors” on page 24 and “Directors’ Deferred Share Unit Plan” on page 25.

(3)	For information on Restricted Share Units, see “Compensation of Directors” and “Long-Term Incentive” on page 24.

(4)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 29. Non-management directors do not participate in this plan.

(5)	Non-management directors ceased being granted stock options in 2003 and no non-management director currently holds any stock options.

(6)	Mr. Aitken is not a member of any Committee however he does attend all Committee meetings in his capacity as President and Chief Executive Officer.

(7)	This value is calculated using $31.18, being the average closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 90 day period ending March 5, 2007.

(8)	Please see page 25 for more information on stock ownership guidelines. All new directors have a reasonable period of time within which to meet their stock ownership guidelines.

(9)	This value is calculated using $28.80, being the closing price of the Common Shares on the TSX on March 5, 2007. The US dollar exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on March 5, 2007.

(10)	Effective May 13, 2007, Mr. Choquette will become an independent director. Please see Director Independence on page 18 for more information.

(11)	Mr. Choquette is not a member of any Committee, but attends Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(12)	Mr. Poole resigned as a director of the Company in June 2003 and was re-appointed in September 2003.

(13)	Mr. Poole has been designated as the “audit committee financial expert”.

Summary of Board and Committee Meetings Held
For the 12 month period ending December 31, 2006

Board of Directors	6
Audit, Finance and Risk Committee	9
Corporate Governance Committee	5
Human Resources Committee	3
Public Policy Committee	2
Responsible Care Committee	3
Summary of Attendance of Directors at Board and Committee Meetings
For the 12 month period ending December 31, 2006

	Board meetings	%	Committee	%
Director	Attended	attended	meetings attended	attended

Bruce Aitken(1)	6 of 6	100	—	—
Howard Balloch	6 of 6	100	5 of 5 (CG)	100
			3 of 3 (HR)	100
			2 of 2 (PP)	100
Pierre Choquette(2)	6 of 6	100	—	—
Robert Findlay(3)	6 of 6	100	5 of 5 (CG)	100
			3 of 3 (HR)	100
			3 of 3 (RC)	100
Phillip Cook(4)	3 of 3	100	6 of 6 (Audit)	100
			2 of 2 (PP)	100
			2 of 2 (RC)	100
Douglas Mahaffy(4)	3 of 3	100	2 of 2 (CG)	100
			2 of 2 (HR)	100
A. Terence Poole	6 of 6	100	9 of 9 (Audit)	100
			2 of 2 (PP)	100
John Reid	6 of 6	100	8 of 9 (Audit)	89
			5 of 5 (CG)	100
Janice Rennie(4)	3 of 3	100	6 of 6 (Audit)	100
			2 of 2 (HR)	100
Monica Sloan	6 of 6	100	3 of 3 (HR)	100
			3 of 3 (RC)	100
Graham Sweeney	6 of 6	100	9 of 9 (Audit)	100
			2 of 2 (PP)	100
			3 of 3 (RC)	100

Committees:

Audit:	Audit, Finance and Risk Committee
CG:	Corporate Governance Committee
HR:	Human Resources Committee
PP:	Public Policy Committee
RC:	Responsible Care Committee

(1)	Mr. Aitken attended all Committee meetings in his capacity as President and Chief Executive Officer of the Company.

(2)	Mr. Choquette attended all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(3)	Mr. Findlay is not standing for re-election.

(4)	Messrs. Cook and Mahaffy and Ms. Rennie were appointed to the Board on May 9, 2006 and therefore did not attend any Board or Committee meetings prior to that time.

RE-APPOINTMENT AND REMUNERATION OF AUDITORS
      The directors of the Company recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Company.
      The persons named in the accompanying proxy, if not expressly directed to the contrary in such proxy, will vote the Common Shares in respect of which they have been appointed proxyholder for the re-appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Principal Accountant Fees and Services
Pre-approval policies and procedures
      The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
      All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Paid to the Independent Auditors
      Fees to KPMG LLP during the years ended December 31, 2006 and December 31, 2005 were as follows:

US$000’s	2006	2005

Audit Fees	1,654	526
Audit-Related Fees	146	136
Tax Fees	397	158
All Other Fees	—	—
Total	2,197	820
      The nature of each category of fees is described below.

Audit Fees:
      Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
      Audit fees paid in 2006 are in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as opinions on the effectiveness of the Company’s internal controls over financial reporting and on management’s assessment of internal controls over financial reporting. In addition, the understanding and testing of internal controls in the integrated audit is much broader and in more depth than in a financial statement audit.

Audit-Related Fees:
      Audit-related fees were paid for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls; and consultations as to the accounting or disclosure treatment of other transactions.

Tax Fees:
      Tax fees were paid for professional services rendered for tax compliance, tax advice and tax planning. These services consisted of: tax compliance including the review of tax returns; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation.
AMENDMENT OF INCENTIVE STOCK OPTION PLAN
      The Company has an Incentive Stock Option Plan (the “Plan”) under which options to purchase Common Shares may be granted by the Company. Information regarding the Plan commences on page 40 under “Incentive Stock Option Plan”.
      In 2006 the Toronto Stock Exchange (the “TSX”) introduced new rules affecting the Plan. The Company is proposing to amend the Plan, in part, to reflect those rules.
Amendment Provisions
      The Plan currently has a general amendment provision which permits the Board of Directors to amend any of the provisions of the Plan subject to obtaining any required approval of any appropriate stock exchange or other regulatory authority. In the past, the TSX has approved amendments to the Plan which had been approved by the Board of Directors and required shareholder approval for amendments where the TSX considered the amendments material.
      In June 2006, however, the TSX announced that it was changing its rules regarding amendments to stock option plans. The TSX is proposing that stock option plans contain a detailed amendment provision that outlines the types of amendments that require shareholder approval and those that can be made without shareholder approval. Under the TSX’s new rules, if a plan does not include a detailed amendment provision, after June 30, 2007 every amendment will require shareholder approval, including simple clerical, administrative or other immaterial amendments.
      The Company is proposing to amend the Plan to include amendment provisions which will require approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) for the following amendments to the Plan or options granted under it:

1.	an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.	a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Plan to permit the grant of an option with an expiry date of more than 10 years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Plan that would permit the re-introduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

5.	an expansion of the transferability or assignability of options, other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, an RRSP or RRIF of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

6.	any amendment of the Plan to increase any maximum limit of the number of securities that may be:

(a)	issued to insiders of the Company within any one year period, or

(b)	issuable to insiders of the Company at any time;

which may be specified in the Plan, when combined with all of the Company’s other security based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.	if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Plan reserve; and

8.	a change to the amendment provisions of the Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Plan or deliverable upon the exercise of any option or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options outstanding under the Plan to prevent their dilution or enlargement in accordance with the section or sections of the Plan which provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.
      The Board of Directors will have authority to make other amendments to the Plan or any option relating to: (i) clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Company to participants or, if the Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise which provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan; (iii) changing the eligibility for and limitations on participation in the Plan (other than amendments of the Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders which may be specified in the Plan or the reintroduction of participation by non-management directors on a discretionary basis); (iv) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options; (v) changing the provisions for termination of options so long as the change does not permit the Company to grant an option with an expiry date of more than 10 years or extend an outstanding option’s expiry date; (vi) additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow optionholders to receive fair and equitable tax treatment under any applicable tax legislation; and (vii) certain changes to provisions on the transferability of options which do not require shareholder approval as described above.
      No amendment of the provisions of the Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Plan.
Grants of Options to Non-Management Directors
      The Plan currently permits the Board of Directors to grant options to officers, directors and other employees of the Company and its subsidiaries. Commencing in 2003, non-management directors ceased to be granted options.
      In connection with the amendment to the Plan to change the amendment provisions, and to reflect the decision of the Company to cease granting non-management directors options under the Plan, the Company is also proposing to amend the Plan to provide that, from and after March 2, 2007, the Board of Directors may only grant options to officers and other employees of the Company and its subsidiaries (who in each case must be full-time employees of the Company or a subsidiary and who, in the opinion of the Board of Directors, are key employees).
Expiry Dates and Blackout Periods
      A July 2006 TSX Staff Notice recognizes that for good corporate governance reasons many public companies have internal policies prohibiting certain employees from buying or selling securities or exercising options during specific periods (“blackout periods”). The TSX recognizes that these blackout periods might result in an unintended penalty to employees who are prohibited from exercising options during the blackout period under the policies. As a result, the TSX has provided that listed companies may amend their option plans to provide for situations where an option’s expiration date occurs during or shortly after a blackout period.
      For example, a blackout period would occur (i) before and shortly after the date that a company announces its quarterly or annual earnings; or (ii) during a time that a company has material undisclosed information (as defined under applicable securities laws), such as information about an important potential transaction the company might be considering.
      The Company is proposing to amend the Plan to provide that, if an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates or within the 10 business days immediately after a blackout period, the expiry date shall become a date which is 10 business days after the last day of the blackout period.
      This amendment will align the proper administration of the Plan with the Company’s current securities trading policies and governance practices. The change has no additional dilutive impact on the Company’s Common Shares and no adverse impact on the Company or its shareholders.
Codifying Current Practices
      The Plan currently provides that each option, unless sooner terminated in accordance with its terms, conditions and limitations, shall expire on an expiry date fixed by the Board of Directors which is not later than 10 years from the date the option was granted, except that, subject to the right of the Board of Directors, in its discretion, to determine that an option may be exercisable during different periods, in respect of a different amount or portion of shares or in a different manner:

(a)	in the case of death of an optionee prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is one year from the date of death (or such shorter or longer period as may be determined by the Board of Directors at the time of grant of the Option) and (ii) the expiry date; and

(b)	if the optionee ceases, for any other reason, to be a director, officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is one year from the date the optionee so ceases to be a director, officer or employee, or such shorter or longer period as the Board of Directors may determine, and (ii) the expiry date.
      In practice, the Board of Directors has in the past determined that, if an optionee ceases to be a director, officer or employee of the Company or of a subsidiary of the Company as a result of disability or retirement of the optionee prior to the expiry date, the optionee’s options will vest immediately and will be exercisable until the expiry date and in certain circumstances in the case of termination of an optionee’s employment by reason of a major divestiture or disposition of assets, facility closure or major downsizing, the optionee’s options would continue to vest in accordance with their terms but would be exercisable until the expiry date. In addition, in circumstances where an optionee ceases for any other reason to be a director, officer or employee of the Company or of a subsidiary prior to the expiry date, the Board of Directors in its discretion has determined a shorter period for exercise of the options, namely 90 days from the date the optionee ceased to be a director, officer or employee, rather than one year. In connection with the amendments that are otherwise being made to the Plan, the Board of Directors have approved amendments to codify the current practices described above. However, the Company is proposing to amend the Plan to provide that an optionee’s options would continue to vest in accordance with their terms but would be exercisable until the expiry date, in the circumstances where an optionee ceases to be a director, officer or employee of the Company or of a subsidiary of the Company as a result of retirement (where the optionee is at least 55 years of age).
Shareholder Approval
      The amendments to the Plan were approved by the Board of Directors on March 2, 2007. The TSX has reviewed and conditionally approved these proposed amendments, subject to shareholder approval. The amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Amended Incentive Stock Option Plan”). A copy of the Amended Incentive Stock Option Plan is available for inspection at the head office of the Company at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and will be tabled at the Meeting.
      Under the requirements of the TSX and the Nasdaq Global Market (“Nasdaq”), the amendments to the Plan must be approved by the shareholders of the Company. Consequently, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving the amendments. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Under the TSX’s requirements certain insiders of the Company eligible to receive a benefit under the Plan are not eligible to vote their shares in respect of the resolution. The Company believes that such insiders hold an aggregate of approximately 340,000 Common Shares. These shares will be excluded in determining whether the resolution to approve the amendments to the Plan receives the required approval.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
      None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors and the approval of the amendment to the Incentive Stock Option Plan. Certain directors and officers of the Company hold options granted under the Incentive Stock Option Plan and the officers of the Company are eligible to be granted options in the future under the Incentive Stock Option Plan. As a result, they may be considered to have an interest in the approval of the amendments to the Incentive Stock Option Plan.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year which has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Board of Directors
      The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. The Principles can be found at Schedule B to this Circular and on our website. In addition, the Board of Directors establishes an annual set of “Board Objectives.” In 2006, the Board established several key objectives which included ensuring that Committee Chairs were given ample time at Board meetings to discuss key committee issues, ensuring that the Board developed a deeper understanding of key markets and geographies in which the Company operates and ensuring vigorous debate on key strategic alternatives. The status and future actions in respect of each objective is discussed at each Board meeting.
Committees of the Board of Directors
      The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. All Committee members have been determined to be independent in accordance with Nasdaq rules and Canadian securities regulations and no Committee member was, during 2006, or is currently, an officer or employee of the Company or any of its subsidiaries.
          Audit, Finance and Risk Committee

Members: Ms. Rennie and Messrs. Cook, Poole (Chair), Reid and Sweeney.
      The Company’s Audit, Finance and Risk Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements. Mr. Poole is the “audit committee financial expert.” In 2006, this Committee met nine times. The overall Committee member attendance rate at these meetings was 98%.
      The mandate of this Committee together with the relevant education and experience of its members and other Committee information may be found in the “Audit Committee Information” section of the Company’s Annual Information Form dated March 23, 2007.
          Corporate Governance Committee

Members: Messrs. Balloch, Findlay, Mahaffy and Reid (Chair). Mr. Findlay is not standing for re-election as a director.
      This Committee is responsible for the composition, compensation and governance of the Board and recommends to the Board nominees for election or appointment as directors. The functions of this Committee also include assessing and enhancing the performance of the Board and maintaining an effective working relationship between the Board and management of the Company. It is also responsible for taking a leadership role in shaping the corporate governance of the Company and developing and recommending to the Board corporate governance principles for the Company. In 2006, this Committee met five times. The overall Committee member attendance rate at these meetings was 95% (and includes those directors who did not stand for re-election in 2006).
          Human Resources Committee

Members: Ms. Rennie, Ms. Sloan and Messrs. Balloch, Findlay (Chair) and Mahaffy. Mr. Findlay is not standing for re-election as a director.
      The Human Resources Committee is responsible for approving the goals and objectives of the CEO and evaluating the CEO’s performance; reviewing and recommending to the Board the remuneration of the Company’s senior executives and approving the remuneration of all other employees on an aggregate basis; reporting to the Board on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs; approving the report on executive compensation; recommending grants and various administrative matters in connection with the long-term incentive plan; and reviewing the operations and administration of the Company’s retirement plans. In 2006, this Committee met three times. The overall Committee member attendance rate at these meetings was 100%.

          Public Policy Committee

Members: Messrs. Balloch (Chair), Cook, Poole and Sweeney.
      The Public Policy Committee is responsible for reviewing and making recommendations to the Board regarding public policy matters that have a significant impact on the Company including those relating to social investment policies, government relations and public affairs. In 2006, this Committee met twice. The overall Committee member attendance rate at these meetings was 100%.
          Responsible Care Committee

Members: Ms. Sloan and Messrs. Cook, Findlay and Sweeney (Chair). Mr. Findlay is not standing for re-election as a director.
      The Responsible Care Committee is responsible for reviewing and making recommendations to the Board regarding matters relating to the environment and occupational health and safety issues that impact significantly on the Company and has oversight responsibility for the Company’s Corporate Social Responsibility Policy. The Committee also reviews the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®. In 2006, this Committee met three times. The overall Committee member attendance rate at these meetings was 100%.

Statement of Corporate Governance Practices
      Corporate governance has become a significant public policy issue over the past few years. We define corporate governance as having the appropriate processes and structures in place to provide for the proper direction and management of our business and we believe good corporate governance is critical to a company’s effective, efficient and prudent operation.
      The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and Nasdaq. There have been many recent regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure. The Company’s management and Board actively monitor and, where appropriate, respond to these initiatives. In 2005, the Canadian Securities Administrators adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”). The Disclosure Instrument requires us to disclose certain corporate governance practices that we have adopted, while the Guidelines provide guidance on various corporate governance practices that companies like ours should adopt. In this regard, a brief description of our corporate governance practices, with reference to the areas set out in the Disclosure Instrument and the Guidelines follows.

1.	Board of Directors
Director Independence

Directors’ Relationship to the Company

Name	Independent	Not Independent	Reason for Not Independent Status

Bruce Aitken		✓	President and Chief Executive Officer of the Company
Howard Balloch	✓
Pierre Choquette		✓	Former Chief Executive Officer of the Company
Phillip Cook	✓
Douglas Mahaffy	✓
Thomas Hamilton	✓
A. Terence Poole	✓
John Reid	✓
Janice Rennie	✓
Monica Sloan	✓
Graham Sweeney	✓
      Nine of the 11 nominees who are standing for election to the Company’s Board have been determined by the Board to be independent in accordance with Nasdaq rules and the Disclosure Instrument. Mr. Aitken is the President and Chief Executive Officer of the Company and is therefore not independent. The Chairman of the Board of the Company, Mr. Choquette, is currently not independent as he was formerly the Chief Executive Officer of the Company. He resigned as the Company’s Chief Executive Officer on May 13, 2004. Mr. Choquette will become independent on May 13, 2007 in accordance with Nasdaq rules and the Disclosure Instrument.
      Of the remaining 9 individuals who are standing for election, the Board has determined that the following 8 have no relationship (material or otherwise) with the Company other than as directors and shareholders and are therefore independent: Mr. Balloch, Mr. Cook, Mr. Hamilton, Mr. Poole, Mr. Reid, Ms. Rennie, Ms. Sloan and Mr. Sweeney. Mr. Hamilton has no relationship (material or otherwise) with the Company and is currently not a director nor a shareholder of the Company.
      Mr. Mahaffy is currently Chairman and CEO of McLean Budden Limited (“MB”). The Company’s defined contribution pension plan makes MB pooled funds available to employees and MB earns fees based on the amount of funds individual employees invest in MB funds. In 2006, MB was paid less than $5,000 in fees as a result of this arrangement. The other independent directors have reviewed the relationship between the Company and MB and have determined that Mr. Mahaffy is independent.
      Committees of the Board are constituted exclusively of independent directors. However, Mr. Aitken, in his capacity as President and Chief Executive Officer of the Company, and Mr. Choquette, in his capacity as Chairman of the Board, attend Committee meetings.
Other Directorships and Interlocking Relationships
      Several of the nominees are directors of other reporting issuers. For details, please refer to the information about each nominee under “Election of Directors.” There are no nominees who served together as directors on the boards of other corporations or acted as trustees for other entities during the financial year ended December 31, 2006.
In Camera Sessions
      Following each Board meeting, the independent directors hold regularly scheduled “in camera” sessions at which non-independent directors and members of management are not in attendance. These in camera sessions are chaired by the Lead Independent Director. In 2006, there were six Board meetings and in camera sessions followed each one. In camera sessions may, at the discretion of each Committee Chair, follow Committee meetings.
Independence of Board Chair and Lead Independent Director
      The Chairman of the Board, Mr. Choquette, is currently not independent as he was formerly the Chief Executive Officer of the Company. He resigned as the Company’s Chief Executive Officer in May 2004. However, Mr. Choquette will become independent on May 13, 2007 in accordance with Nasdaq rules and the Disclosure Instrument.
      The Board, mindful of the governance issues arising from the Chairman of the Board not being independent, has appointed a Lead Independent Director whose responsibilities are described in a written Terms of Reference and include providing a source of Board leadership complementary to the Chairman of the Board, enhancing Board effectiveness and acting as liaison between the Board, management and among directors, including chairing in camera sessions of the independent directors following Board meetings without the presence of management. Mr. Findlay is the current Lead Independent Director. As Mr. Choquette will become independent on May 13, 2007, the Board has determined that the role of Lead Independent Director should cease to exist on that date.
Meeting Attendance Records
      For information concerning the number of Board and Committee meetings held in 2006 as well as the attendance record of each director for those meetings, please see page 10.

2.	Board Mandate
      The Company’s Corporate Governance Principles contains a Board mandate describing the Board’s responsibilities. The Principles can be found at Schedule B to this Circular and on our website.

3.	Position Descriptions
Board Chair and Committee Chairs
      The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board and each Committee Chair. The Terms of Reference for both the Chairman of the Board of Directors and for Committee Chairs are found on our website.
Individual Directors
      The Board has developed written Terms of Reference for individual directors and they are found on our website. The Corporate Governance Principles also set out responsibilities of each director.
      The Board of Directors has determined that there should not be a determined retirement policy for directors and the Corporate Governance Principles establish that there should not be cumulative term limits for directors. The Company’s Corporate Governance Principles state as follows:

Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.

Lead Independent Director
      The Board has developed written Terms of Reference for the Lead Independent Director and they are found on our website.
Chief Executive Officer (“CEO”)
      The CEO has a written position description which sets out the position’s key responsibilities. In addition, the CEO has annual specific corporate and personal performance objectives and incentive compensation targets that the CEO is responsible for meeting. These objectives and targets are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See page 31 for more complete information on these objectives and targets.

4.	Orientation and Continuing Education
      To familiarize new directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, each new director and, indeed, all directors, are provided with a director’s manual in the form of an electronic CD which contains information regarding these matters as well as information on the responsibilities and liabilities of directors and other relevant information. CDs containing updated information are provided to all directors on an on-going basis. In addition, the Company encourages new directors to meet with senior management and to visit our operations and plant locations.
      The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues. The Company is a member of the Institute of Corporate Directors and our directors have attended courses and programs which it offers. The Company is prepared to contribute to the cost of directors attending appropriate continuing education programming. As well, written materials which are likely to be of interest to directors and which have been published in periodicals, newspapers or by law or accounting firms are routinely forwarded to directors. Such materials are often also included in a “supplemental reading” section in Board and Committee books.
      Board meetings themselves provide directors with educational opportunities. Board meetings often include an educational presentation on a particular aspect of the Company’s operations. The Board also conducts an annual one-day strategy session which provides detailed information on the business environment and trends affecting the Company. Also, at least once annually, a Board meeting is held at a location where the Company has methanol production operations or significant commercial activities. Such site visits give directors an extended opportunity to interact with customers, business associates and high potential employees, tour facilities and generally provide directors with important context which is useful for directors of a company with global operations.

5.	Ethical Business Conduct
Code of Ethics
      The Company has a Code of Business Conduct (the “Code”) in place which is applicable to all employees, officers and directors. It provides a set of standards meant to assist them in avoiding wrong-doing and to promote honest and ethical behavior while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of our Code of Business Conduct may be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.
      The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee which have as part of their mandates the obligation to annually monitor compliance with the Code. These Committees receive regular updates on matters relating to the Code including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and results of surveys designed to determine employee awareness of the Code.

      The Code provides that suspected Code violations are to be reported to the General Counsel who shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chair of the Audit, Finance and Risk Committee is advised of all reports which concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such a matter is to be investigated and by whom.
      No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
Transactions involving Directors or Officers
      The Code of Business Conduct contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. These reports, together with management’s knowledge of all transactions involving the Company and the directors and officers, are provided to the Corporate Governance Committee.
Other Measures
      In 2006, the Board took other steps to encourage and promote a culture of ethical business conduct. First, the Company’s Corporate Governance Principles state that the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they create a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. Additionally, the Board-approved 2006 Business Plan includes within it a strategic goal of the Company living and practicing its core values of trust, integrity, respect and professionalism everyday. The Plan also set goals of maintaining best Canadian public corporation corporate governance practices and a focus on maintaining the Company’s reputation in the financial markets. Additionally, the Board has adopted a Corporate Social Responsibility (CSR) policy which covers a host of activities such as social investment, governance, employee engagement and development and community involvement and creates a linkage with the already firmly-established Responsible Care ethic.
CEO Trading Policy
      The Company has implemented a policy stating that if the President and Chief Executive Officer intends to trade in Company securities, including exercise options, a press release will be issued no less than five business days in advance of the date of the intended transaction. The press release shall contain information which includes the maximum amount of shares or options intended to be sold or exercised, the expected date of the transaction, the approximate number of common shares the President and CEO will hold after the intended transaction, the share ownership guideline applicable to the President and CEO and whether it is reasonably expected that the President and CEO will meet the guideline immediately after the anticipated transaction. On February 2, 2007, Mr. Aitken announced through a press release that he plans to sell in the open market up to 200,000 Common Shares through the exercise of stock options. The sale of the shares is expected to occur in one or more transactions between February 12, 2007 and the end of March 2007.

6.	Nomination of Directors
Nominating Committee and Nomination Process
      The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A description of the responsibilities, powers and the operation of the Corporate Governance Committee can be found on page 16.
      The Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to our Board of Directors. The Committee uses a Board skills matrix to assist in this process. The Committee on an annual basis reviews a matrix which sets out the various skills and experience which are considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The current matrix includes elements such as leadership and experience on other boards, environmental matters, governmental affairs and experience in energy and commodity industries. The Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill those gaps.

      In identifying candidates, the Committee also takes into account a broad variety of additional factors it considers appropriate, including board dynamics and personal characteristics. Desirable individual characteristics include integrity, strength of character, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgement, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis.
      Suitable director candidates have, over the past several years, been identified primarily through the use of an executive search firm retained under the authority of the Committee. The selection process is led by the Chair of the Committee but all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The recommended candidate is then formally considered by the Committee and if approved, the candidate is recommended to the Board.
Majority Voting for Directors
      In March 2006, the Board adopted a policy which states that any nominee for election as a director at an Annual Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will, within 90 days of the Annual Meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.
      If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.

7.	Director and Officer Compensation
Process for Determining Director Compensation
      The Corporate Governance Committee, composed entirely of independent directors, is responsible for reviewing and recommending to the Board for approval director compensation and benefits. The Committee has determined to target director compensation in relation to the 50th percentile of North American-based chemical companies with international operations. This is the same comparator group of companies as the Company uses for executive compensation purposes. The Board has received advice that it is common practice to establish the same comparator group for director compensation as for executive officer compensation. The Committee reviews director compensation and benefits annually.
Process for Determining Officer Compensation
      The Human Resources Committee, composed entirely of independent directors, is responsible for reviewing and recommending to the Board for approval the compensation for the Company’s officers. For further information on this Committee’s responsibilities, powers and operation, please turn to page 16. The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Committee reviews periodically the levels of compensation for officers and obtains independent advice from consultants with respect to the competitiveness of officer compensation. Please see page 26 for more information on the use of compensation consultants by the Company. The Committee also obtains advice from the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other officers.

8.	Other Board Committees
      In addition to the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee, the Board has established a Public Policy Committee and a Responsible Care Committee. A description of their responsibilities can be found on page 17.

9.	Assessments
      The Company’s Corporate Governance Principles state that

director performance is the main criterion for determining a director’s on-going service on the Board [and to] assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.

      Our Board of Directors conducts an annual evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board.
      The Company has carried out annual evaluation processes for a number of years. In 2006, the process was comprised of the following:
Evaluation of the Chairman of the Board
      Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors rated the Chairman of the Board and provided comments on issues which addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman of the Board. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full Committee at its November 2006 meeting.
Evaluation of the Board as a Whole
      Directors were provided with an opportunity to evaluate how the Board is operating and to make suggestions for improvement. Directors rated and provided comments on issues such as how the Board is organized and functions, their satisfaction with their level of understanding of human resources issues, the Company’s strategic objectives, risks faced by the Company and the Company’s financial controls. A separate section addressed the Board’s committees and included questions such as the appropriateness of the current committee structure and quality of reporting from committees to the full Board. Results were tabulated by the Corporate Secretary, provided to the Chairman of the Board and the Chair of the Corporate Governance Committee and then presented to the Corporate Governance Committee at its November 2006 meeting.
Evaluation of Individual Directors
      Directors were provided with an opportunity to examine their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors rated themselves and commented on their peers concerning a number of criteria including their satisfaction with their level of contribution on strategic issues and their comfort at being able to express frank and contrary positions at Board meetings. Directors were also asked to provide an overall rating for each of their peers and invited to comment on their performance. The Corporate Secretary received all questionnaires and each director was provided with an individualized report detailing how that director scored him or herself on each question, the combined average director score for each question and comments regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its November 2006 meeting regarding this process.
      In addition, each Committee conducts an annual “mandate assurance review” in which it reviews the appropriateness of its own mandate and evaluates whether it is acting in compliance with its mandate. The Corporate Governance Committee is responsible for annually reviewing the mandates and performance of each Committee.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
Introduction
      Directors’ compensation is paid only to non-management directors and is made up of an annual retainer, meeting fees (except in the case of the Chairman) and a Long-Term Incentive award.
Annual Retainer and Meeting Fees
      During the year ended December 31, 2006, annual retainers and meeting fees were paid to non-management members of the Board on the following basis:

Annual retainer for a non-management director	$40,000
Annual retainer for the Chairman of the Board	$120,000
Board meeting attendance fee	$2,500 per meeting
Committee meeting attendance fee	$2,500 per meeting
Committee Chair fee (in addition to the committee meeting attendance fee)	$2,500 per meeting
Cross-country or inter-continental travel fee to attend board or committee meetings	$2,500 per trip
      All retainers and fees are paid in Canadian dollars. Non-management directors are also reimbursed for transportation and other expenses incurred for attending board and committee meetings. In March 2007, the Board determined to increase the Chairman of the Board’s annual retainer from $120,000 to $150,000.
Long-Term Incentive
      Non-management directors ceased to be granted options in 2003. Instead, they are awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors as part of the annual Long-Term Incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs. The following table summarizes the last two Long-Term Incentive awards granted to directors:

	2007	2006

Chairman of the Board	4,500 DSUs or RSUs	5,000 DSUs or RSUs
All other non management directors	3,000 DSUs or RSUs	4,000 DSUs or RSUs
      RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year will vest on December 1st, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.

      The following table sets out what each director received by way of annual retainer, meeting fees and Long-Term Incentive awards for 2006. All amounts shown are in Canadian dollars except where noted.

											% of
											Retainer
											and Fees
			Board	Committee				Value of			Allocated
	Annual		Attendance	Attendance	Committee	Travel	Total	Long-Term		Total	to DSUs
Director	Retainer		Fees	Fees	Chair Fees	Fees (1)	Fees	Incentive (2)		Compensation	(%)

Bruce Aitken(3)
Howard Balloch	40,000		15,000	25,000	5,000	15,000	100,000	127,600		227,600	0
Pierre Choquette	120,000	(4)					120,000	159,500		279,500	0
Phillip Cook	20,000	(5)	7,500	25,000		7,500	60,000	—	(6)	60,000	—	(6)
Robert Findlay(7)	40,000		15,000	27,500	7,500	2,500	92,500	127,600		220,100	0
Douglas Mahaffy	20,000	(5)	7,500	10,000		7,500	45,000	—	(6)	45,000	—	(6)
A. Terence Poole	40,000		15,000	27,500	15,000	2,500	100,000	127,600		227,600	0
John Reid	40,000		15,000	32,500	12,500	2,500	102,500	127,600		230,100	100
Janice Rennie	20,000	(5)	7,500	20,000		2,500	50,000	—	(6)	50,000	—	(6)
Monica Sloan	40,000		15,000	15,000		2,500	72,500	127,600		200,100	100
Graham Sweeney	40,000		15,000	35,000	7,500	15,000	112,500	127,600		240,100	0
Total	420,000		112,500	217,500	47,500	57,500	855,000	925,100		1,780,100

(1)	Travel fees are paid per trip for cross-country or inter-continental travel to attend board or committee meetings.

(2)	This value is calculated using $31.90, being the closing price of the Common Shares on the TSX on December 29, 2006 (the last trading day of 2006). Directors could receive their Long-Term Incentive as RSUs or DSUs. Please see “Long-Term Incentive” on page 24 for more information.

(3)	Bruce Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See Report on Executive Compensation commencing on page 26 for information on Mr. Aitken’s compensation.

(4)	Mr. Choquette is Chairman of the Board and commencing in 2005, ceased to receive any “per meeting” attendance fees or travel fees as his annual retainer was converted to a flat annual amount.

(5)	Messrs. Cook and Mahaffy and Ms. Rennie were appointed directors in May 2006.

(6)	Messrs. Cook and Mahaffy and Ms. Rennie were appointed in May 2006 and therefore not eligible to participate in the Deferred Share Unit Plan in 2006 nor did they receive a Long-Term Incentive award in 2006.

(7)	Robert Findlay is not standing for re-election as a director.
Directors’ Deferred Share Unit Plan
      Under the Company’s Deferred Share Unit Plan (the “DSU Plan”) (more fully described on page 30), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, individuals who became directors in 2006 were not eligible to participate in the DSU Plan in 2006.
Directors’ Stock Ownership Guidelines
      Since 1998, the Company has had in place stock ownership guidelines for directors to promote shareholder alignment. In March 2006, the guideline was revised to provide that each non-management director is to own shares having a value equal to at least five times their annual retainer. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the stock ownership guidelines. All new directors have a reasonable period of time within which to meet their stock ownership guideline. Please refer to the section entitled Election of Directors commencing on page 5 for details on the number of Common Shares, RSUs and DSUs held by each director as at March 5, 2007. The following table shows, among other things, the percentage of the guideline achieved for each director based on their holdings on March 5, 2007. The table includes Mr. Findlay who is not standing for re-election at the Meeting. Only those directors who have been on the Board of Directors for less than one year do not yet meet their stock ownership guidelines.

						Amount at		Does Director
				% of Stock		Risk as a		Meet the
			Restricted and/or	Ownership		Multiple		Minimum Share
	Director	Common	Deferred Share	Guideline	Amount at	of Annual		Ownership
Director	Since	Shares (1)	Units Held (2)	Achieved (3)	Risk ($)(3)	Retainer (3)		Requirement?

Bruce Aitken	July 2004	63,264	381,709	295%	13,874,258	14.7	(4)	Yes
Howard Balloch	Dec 2004	4,000	11,269	238%	476,087	11.9		Yes
Pierre Choquette	Oct 1994	32,000	14,836	243%	1,460,346	12.2		Yes
Phillip Cook	May 2006	100	3,000	48%	96,658	2.4		No
Robert Findlay	July 1994	5,000	78,225	1,297%	2,594,956	64.9		Yes
Douglas Mahaffy	May 2006	0	3,000	47%	93,540	2.3		No
A. Terence Poole	Feb 1994 (5)	30,000	17,669	743%	1,486,319	37.2		Yes
John Reid	Sept 2003	10,000	26,488	569%	1,137,696	28.4		Yes
Janice Rennie	May 2006	2,000	3,000	78%	155,900	3.9		No
Monica Sloan	Sept 2003	3,000	20,230	362%	724,311	18.1		Yes
Graham Sweeney	July 1994	0	55,593	867%	1,733,390	43.3		Yes

(1)	These include all Common Shares beneficially owned or over which control or direction is exercised.

(2)	In the case of Mr. Aitken, this column also includes Performance Share Units (“PSUs”) that he holds. Non-management directors do not participate in the PSU Plan.

(3)	This value is calculated using $31.18, being the average closing price of the Common Shares on the TSX for the 90 day period ending March 5, 2007.

(4)	As Mr. Aitken does not receive a director’s retainer, the equity at risk is a multiple of his base annual salary as at March 5, 2007.

(5)	Mr. Poole resigned as a director in June 2003 and was re-appointed in September 2003.
REPORT ON EXECUTIVE COMPENSATION
Human Resources Committee Report on Executive Compensation
      The Human Resources Committee of the Board of Directors is charged with responsibility for compensation matters in respect of executive officers. The Committee, as of the date of this Information Circular, consists of five members — Ms. Rennie, Ms. Sloan and Messrs. Balloch, Findlay and Mahaffy. None of the members of the Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries, was formerly an officer of the Company or any of its subsidiaries, has any indebtedness to the Company or any of its subsidiaries, or has any material interest, or any associates or affiliates which have a material interest, direct or indirect, in any actual or proposed transaction since the commencement of the Company’s most recently completed financial year which has materially affected or would materially affect the Company or any of its subsidiaries.
      As part of its mandate, the Human Resources Committee of the Board reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the Named Executive Officers identified in the Summary Compensation Table found on page 34. The Committee reviews periodically the levels of compensation for executive officers and obtains advice from independent consultants in that regard. The last such competitive assessment was conducted by Mercer Human Resource Consulting (“Mercer”) in February 2005 and the results were reviewed by the Committee in March 2005. Mercer provided benchmark market data and general market observations with respect to market trends and issues. Based on the results of this assessment, total cash compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other executive officers. Towers Perrin, from time to time, is retained to advise on specific executive compensation matters raised by the Committee. The Committee is responsible for its decisions and may employ factors and considerations other than the information and advice provided by Mercer or Towers Perrin.

      In 2006, Mercer’s fees to the Company for advice regarding executive and director compensation and Black-Scholes values for determining stock option grants was approximately $19,000. Towers Perrin’s fees to the Company for advice regarding CEO compensation and long-term compensation was approximately $9,600. The Company also paid Towers Perrin for consulting and third party administration services in connection with the Company’s Canadian pension plan (approximately $280,000) and executive supplemental retirement plans (approximately $40,000).
Executive Compensation Policy

Guiding Principles and Objectives
      The Company’s executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives. The Company also believes in the importance of encouraging executives to own Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for shareholders.

Share Ownership Guidelines
      Since 1998, the Company has had share ownership guidelines in place for executive officers to promote meaningful share ownership. The guidelines encourage each executive officer to own shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, 5 times annual base salary and, in the case of each of the other executive officers, 3 times annual base salary. RSUs, PSUs and DSUs held by an executive officer are considered when determining whether the executive is meeting their share ownership guidelines. Executive officers are expected to use the proceeds from the exercise of stock options or the vesting of RSUs or PSUs to meet their share ownership guideline. The guidelines are intended to be met within three to five years from the date that each individual became an executive officer. All other management personnel of the Company are also subject to share ownership guidelines that are related to the level of their position. The following table summarizes the relationship between the share ownership position of each of the Named Executive Officers (as defined on page 34) and the share ownership guideline applicable to each of them.

	As At December 31, 2006

		Minimum
		Ownership	Common Shares
	Minimum	Requirement	Beneficially
	Ownership	(as number of	Owned or Over	Restricted,		Stock Ownership
	Requirement	common shares,	Which Control or	Performance or		Guidelines
	(as multiple of	RSUs, PSUs and	Direction is	Deferred Share	Total	Achieved(2)
Named Executive Officer	base salary)	DSUs)(1)	Exercised	Units Held	Holdings	%

Bruce Aitken(3)	5 times	174,000	62,316	321,709	384,025	221
Ian Cameron	3 times	43,000	28,248	36,260	64,508	150
John Gordon	3 times	48,000	19,012	36,260	55,272	115
John Floren(4)	3 times	43,000	16,893	19,320	36,213	84
Jorge Yanez	3 times	44,000	30,414	24,496	54,910	124

(1)	Based on $27.115, being the average closing price of the Common Shares on the TSX for the 90 day period ending December 31, 2006. For more information on the “Performance Share Unit Plan”, “Restricted Share Unit Plan” and “Deferred Share Unit Plan” please see pages 29 and 30.

(2)	Based on $27.115, being the average closing price of the Common Shares on the TSX for the 90 day period ending December 31, 2006. The percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on their 2006 base salary.

(3)	Bruce Aitken’s holdings of Common Shares, PSUs, RSUs and DSUs as at March 5, 2007 and his percentage of stock ownership guideline achieved as at March 5, 2007 is also found on page 26.

(4)	John Floren was promoted to Senior Vice President effective June 1, 2005 and on that date became subject to this level of share ownership.

Total Compensation
      Total compensation for executive officers comprises base salary, short-term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive in proximity to the 50th percentile of the aggregate compensation for organizations in a reference group of companies selected on the basis of size and industry and that represent the market within which the Company competes for leadership talent. Specifically, the reference group of companies is comprised of large North American-based chemical, industrial and commodity companies having, where possible, significant international operations.

Base Salary
      Base salaries for executive officers are targeted to be competitive in proximity to the 50th percentile of a reference group of North American-based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company. The Company sources compensation comparison information from Mercer. Base salary ranges are designed so that salary opportunities for a given position will be between 80% and 120% of the midpoint of the base salary established for each range.

Short-Term Incentive Plan
      The Company’s Short-Term Incentive Plan is designed to recognize the contributions made by executive officers to the business results of the Company. This plan provides for the potential of an annual cash award based on corporate performance using quantifiable financial and operational objectives and specific personal performance objectives all of which have been established by the Board. A target award equaling 75% of annual base salary for the Chief Executive Officer and 50% of annual base salary for all other executive officers is dependent upon both personal and corporate performance. This plan provides for:

•	no payment for the corporate performance component unless the Company achieves the minimum performance level;

•	a payment of less than 100% for the corporate performance component if the Company achieves or exceeds the minimum performance level but does not achieve the target performance level; and

•	a payment of at least 100% but less than 200% for the corporate performance component if the Company achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of 200% for the corporate performance component if the Company achieves or exceeds the maximum performance level.
The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.
      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified and weighted for calculation purposes. The corporate performance component represents 60% of the potential overall award and is based on strategic corporate targets. The Board determined that the corporate performance component in 2006 be based on two elements: the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”), and total fixed cash costs budgeted for the year. The Company uses ROCE as a measure of the quality of the returns to shareholders and in 2006 established 12% Modified ROCE as the target payout. The Company’s management establishes an annual budget for total fixed cash costs. Managing cash costs is important for the Company’s business and being low cost is a key element of the Company’s core strategy. The personal performance component represents 40% of the potential overall award and is based on leadership and business initiatives identified for each executive officer’s area of responsibility. A more detailed review of the Short-Term Incentive Plan as a component of the Chief Executive Officer’s compensation is found on page 31.
      Over the last five years, corporate performance has exceeded the target level four times but has never achieved the maximum performance level. The corporate performance component percentage over the past five years has been between 93% and 183% with an average of 153% of the target award. Generally, the Committee sets the minimum, target and maximum performance levels such that the relative difficulty of achieving the target level is consistent from year to year.
      Each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. No executive officers elected DSUs in respect of their 2006 Short-Term Incentive Plan Award, which is paid in 2007. DSUs are more fully described on page 30.

Long-Term Incentive Plan
      The Long-Term Incentive Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company’s long-term financial strength and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the Restricted Share Unit Plan, described below, which serves to reduce stock option grants with a non-dilutive award of RSUs. The plan was further modified for 2006 to replace RSUs with Performance Share Units (“PSUs”).
      The annual grant of stock options and PSUs is always established at the March board meeting and the grant date is the date of that Board meeting. The number of options and PSUs granted to each executive officer in any year is related to responsibility level and may be adjusted to retain key talent and for longer-term potential for upward mobility.
      The Long-Term Incentive Plan has the following two components:

(a)	Incentive Stock Option Plan
      Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Committee. The exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and, commencing in 2002, converted to US dollars using the Bank of Canada Daily Noon Rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005, 2006 and going forward expire seven years after their date of grant. For a more complete description of the Incentive Stock Option Plan, please see pages 12 and 40.
      In 2006 and 2007, all executive officers received 50% of the value of their Long-Term Incentive Award in stock options and 50% in PSUs. In 2007, Mr. Aitken received 207,000 stock options and all other executive officers received 39,000 stock options. Mr. Aitken’s 2007 stock option grant represents less than 20% of the total stock options granted in 2007.

(b)	Performance Share Unit Plan
      In 2006, the Company introduced the Performance Share Unit Plan. PSUs are notional shares credited to a “PSU Account”. Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in 2007 will vest on December 31, 2009. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2007, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2007 to December 31, 2009 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. In determining the number of PSUs that will actually vest based on the degree to which the TSR CAGR has been achieved during the applicable Measurement Period, the following chart shows the TSR CAGR performance levels and the respective portion of the PSUs that will vest:

Performance Measure	Vesting Scale
TSR CAGR	% of PSUs Vesting

≤6%	50%
8%	100%
≥10%	120%
      The factor by which the PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. As such, a minimum of 50% or a maximum of 120% of PSUs granted will vest at the end of the Measurement Period.

      Mr. Aitken received 60,000 PSUs and all other executive officers received 11,000 PSUs as part of their 2007 Long-Term Incentive award. Mr. Aitken’s 2007 PSU grant represents less than 20% of the total PSUs granted in 2007. A financial model created for the Company predicts that, if the target of 8% TSR CAGR is achieved, the proportion of shareholder value created that will be paid to the CEO as a result of his PSU grant (“sharing rate”) will be 0.28% (or about US$2.76 million per billion dollars of value created). The sharing rate for the total grant of PSUs would be 1.38% (or about US$13.8 million per billion dollars of value created).
      In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding taxes) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares are purchased by the Company in the open market and then transferred to the employee. PSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. PSUs do not entitle participants to any voting or other shareholder rights.
Restricted Share Unit Plan
      RSUs were replaced by PSUs as a component of the Long-Term Incentive Plan in 2006.
      RSUs are notional shares credited to an “RSU Account”. Additional RSUs corresponding to dividends declared on the Common Shares are also credited to the RSU Account. Prior to 2005, executive officers were entitled to elect to receive 50% or 100% of the value of their annual Long-Term Incentive award in the form of RSUs and, if resident in Canada, they could make a further election to take DSUs in place of their RSU award. In 2005, executives were granted 75% of their Long-Term Incentive value as RSUs. RSUs granted in any year will normally vest on November 1, in the 23rd month following the end of the year in which the award was made. For example, RSUs awarded in 2005 will vest on November 1, 2007. In general, following the vesting of the RSUs, an employee receives an amount of cash equal to one-half of the value of their vested RSUs (less withholding taxes) and a number of Common Shares equal to one-half the number of vested RSUs. These Common Shares are purchased by the Company in the open market and then transferred to the employee. In 2006 employees were provided with the option to settle their vesting 2004 RSUs in 100% cash provided they had achieved their share ownership guidelines. Under the RSU Plan, participating employees who are resident in Canada and participate in the DSU Plan can elect to receive DSUs in lieu of payments the executive would otherwise receive pursuant to the RSU Plan. RSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. RSUs do not entitle participants to any voting or other shareholder rights.
Indirect Compensation Benefits and Perquisites
      Indirect compensation of executive officers includes participation in the retirement plans described more fully on page 36 as well as benefits such as extended health and dental care, life insurance and disability benefits. Executive officers may also participate in the Company’s Employee Share Purchase Plan which allows them to regularly contribute up to 15% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.
Deferred Share Unit Plan
      Under the DSU Plan, each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. The actual number of DSUs granted to an executive officer with respect to an executive officer’s Short-Term Incentive Plan award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year. Under the Long-Term Incentive Plan, executive officers who are awarded PSUs or RSUs may elect to receive an equivalent number of DSUs in place of their PSU/ RSU settlement at the time of vesting. A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership guidelines.
      The DSUs are redeemable only when the DSU Plan member’s term as a director or employment with the Company ceases or upon death (“Termination Date”) and a lump sum cash payment, net of any withholdings, is made after the DSU Plan member specifies the valuation date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date. The valuation date may fall on a date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year commencing after the Termination Date. The DSU Plan member has from the Termination Date until December 1 of the first calendar year commencing after the Termination Date within which to specify the valuation date and receive payment.
Chief Executive Officer Compensation
      The Chief Executive Officer’s total compensation is targeted to be competitive in proximity to the 50th percentile of a reference group of North American-based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company. The Company sources compensation comparison information from Mercer. The three components of the Chief Executive Officer’s total compensation are:

•	Base Salary,
•	Short-Term Incentives, and
•	Long-Term Incentives.

(a)	Base Salary
      The Chief Executive Officer’s base salary is established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the external market. Initial placement into the range is based on qualifications and experience. The salary may be adjusted based on annual assessments of performance against the demands of the position. Over time, base salary can approach and may exceed the midpoint of the salary range. In Mr. Aitken’s case, initial placement into the range reflected a promotion from a subordinate position and, as he has gained in experience and demonstrated continued achievement, his salary has increased commensurately.

(b)	Short-Term Incentive Plan
      The Short-Term Incentive Plan award requires that personal performance and corporate performance be quantified for calculation purposes and is weighted 60% for corporate performance and 40% for the Chief Executive Officer’s personal performance. A target award equaling 75% of annual base salary has been established for the Chief Executive Officer.
      The Board determined that the corporate performance component of the Short-Term Incentive Plan in 2006 be based on two elements: the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”), and total fixed cash costs budgeted for the year. The Company uses ROCE as a measure of the quality of the returns to shareholders and in 2006 established 12% Modified ROCE as the target payout. The Company’s actual Modified ROCE in 2006 was 31% which resulted in a performance multiplier of 200% (maximum). The Company’s management establishes an annual budget for Total Fixed Cash Costs. The Company considers Total Fixed Cash Costs to be confidential, competitive information and does not make public the exact target and result. Managing cash costs is important for the Company’s business and being low cost is a key element of the Company’s core strategy. In 2006, Total Fixed Cash Costs were slightly over budget. This target was therefore substantially achieved and resulted in a performance multiplier of 90%. The overall corporate performance factor was based 2/3 on the Modified ROCE element and 1/3 on the Total Fixed Cash Costs element, resulting in a corporate performance factor of 163% ((2 × 200%) + (1 × 90%) / 3).
      The personal performance component of the Short-Term Incentive Plan is based on a number of measures and Mr. Aitken’s 2006 personal performance component was made up of high priority objectives, comprising 30% of his overall performance weighting, and supporting priorities which comprised 10%. High priority objectives included delivering superior shareholder returns, exhibiting continued industry leadership, developing gas supply alternatives for the Chilean assets, achieving Responsible Care objectives, implementing people leadership initiatives in Trinidad and ensuring sound science underpins the regulation of methanol and its derivatives. Supporting priorities included upgrading our knowledge of the China market, maximizing value from flexible high cost assets and obtaining a clean audit opinion from SOX 404 attestation. Following the end of 2006, the Board reviewed Mr. Aitken’s performance and determined that the objectives were exceeded in aggregate which resulted in a personal performance multiplier of 125%. Based on the corporate and personal performance achieved in 2006, the Board awarded Mr. Aitken a short-term incentive award valued at 148% of the target payout. Consequently, he was awarded a short-term incentive payment of $1,000,000. The calculation of Mr. Aitken’s short-term incentive award is detailed in the table below:

Performance Component	Corporate Performance		Personal Performance

	Modified ROCE	Total Fixed Cash Costs
	(ROCE)	(TFCC)

Performance Target	12%	At budget	See narrative above
2006 Performance Result	31%	Slightly over budget	Exceeded
Performance Result Assessment (A)	Exceeded: 200% (maximum)	Substantially Achieved: 90%	Exceeded: 125%
Weighting (B)	40%	20%	40%
Weighted Result (A × B)	200% × 40% = 80%	90% × 20% = 18%	125% × 40% = 50%
	(X)	(Y)	(Z)
Overall Performance Result	ROCE Weighted Result (X) + TFCC Weighted Result (Y) + Personal Weighted Result (Z) = 80% + 18% + 50% = 148%
Award Calculation	Salary at Dec. 31, 2006 × Short-Term Incentive Target x Overall Performance Result = $942,000 × 75% × 148% = $1,045,620 rounded to $1,000,000
      For 2007, the Board has determined that the corporate performance component in respect of the Chief Executive Officer be based again on Modified ROCE and managing cash costs. The Board has also determined that his high priority personal performance objectives comprise improving gas supply to our plants in Chile, exhibiting continued industry leadership, identifying and executing growth opportunities, demonstrating progress on the development of methanol-to-energy initiatives, delivering superior shareholder returns as benchmarked against peers and certain other criteria.

(c)	Long-Term Incentive Plan
      The long-term incentives to which the Chief Executive Officer is entitled are described commencing on page 28.

(d)	Stress-Testing CEO Compensation
      While annual compensation awards made to the CEO are based on current year corporate and individual performance, the ultimate value from the Long-Term Incentive Plan awards is linked to and dependent upon the Company’s ability to replicate and sustain annual performance over the longer term.
      To ensure that the Company’s long-term compensation program is effective in delivering on this intent, in 2007 the Human Resources Committee reviewed scenarios that illustrated the impact of various future corporate performance outcomes, over 3 and 5 year periods, on the CEO’s current holdings of Methanex shares and previously awarded and outstanding share units and stock options. The Committee determined that the intended relationship between pay and performance was appropriate for the CEO and that, in aggregate, the resulting compensation modeled under various performance scenarios was reasonable, not excessive, and delivered the intended differentiation of compensation value based on corporate performance.

(e)	Summary of 2006 CEO Total Compensation
      The following table outlines the value of total compensation awarded to the CEO for 2006.

Summary of 2006 CEO Total Compensation	$

FIXED
Base Salary	922,500
VARIABLE
Short-Term Incentive Award (paid in 2007 for 2006 performance)	1,000,000
Stock Options (granted in 2006)(1)	1,910,395
PSUs (granted in 2006)(2)	1,903,500
OTHER
Perquisites and Other Personal Benefits Not Including Pension Expense(3)	123,988
Total Direct Compensation	5,860,383
RETIREMENT
Annual Pension Expense	177,581
Total Compensation	6,037,964

(1)	The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar equivalent of the US dollar exercise price ($23.50) by the Black-Scholes valuation factor of 23.77%.

(2)	The value shown is calculated by multiplying the number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted ($23.50).

(3)	Includes housing allowance, vacation payout, auto allowance, tax payments in respect of certain perquisites and other personal benefits made on his behalf, club membership, premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and other miscellaneous items.
Submitted by the Human Resources Committee:
R. Findlay (Chair)
H. Balloch
D. Mahaffy
J. Rennie
M. Sloan

EXECUTIVE COMPENSATION
Summary Compensation
      The following table sets forth a summary of compensation earned during the last three years by the Company’s Chief Executive Officer, Chief Financial Officer and its three other executive officers who had the highest aggregate salary and bonus during 2006. (All such officers are herein collectively referred to as the “Named Executive Officers”).
      All amounts shown in this table and elsewhere in this Information Circular are in Canadian dollars unless otherwise noted.
Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards

					Securities
					Under	Restricted/Performance
		Base			Options	Share Units(4)
		Salary		Other Annual	Granted			All Other
Name and Principal Position	Year	($)	Bonus(1)	Compensation(2)	(#)(3)	(#)	$	Compensation(5)

Bruce Aitken(6)	2006	922,500	1,000,000	74,378	342,000	81,000	1,903,500	227,191
President and CEO	2005	848,000	900,000	83,843	150,000	117,000	2,603,250	209,846
	2004	708,730	930,000	263,104	—	66,000	1,016,400	174,079
Ian Cameron	2006	381,750	305,450	—	60,000	14,000	329,000	70,365
Senior VP, Finance & CFO	2005	349,500	265,000	—	30,000	21,000	467,250	78,336
	2004	312,250	243,000	—	—	22,000	338,800	70,199
John Gordon	2006	428,750	341,650	76,688	60,000	14,000	329,000	95,414
Senior VP, Corporate	2005	412,000	306,000	73,618	30,000	21,000	467,250	92,504
Resources	2004	395,500	316,000	92,005	—	22,000	338,800	89,467
John Floren	2006	381,750	328,450	157,892	60,000	14,000	329,000	85,633
Senior VP, Global	2005	325,000	274,000	116,080	5,250	4,800	106,800	82,127
Marketing & Logistics	2004	291,000	145,442	46,101	—	5,200	80,080	85,482
Jorge Yanez(7)	2006	386,000	310,503	467,606	60,000	14,000	329,000	51,150
Senior VP, Caribbean &	2005	379,000	281,000	96,077	10,500	9,750	216,938	104,509
Global Manufacturing	2004	392,000	217,042	—	—	4,800	73,920	124,816

(1)	These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSU’s in the year following the year in which they are earned. The DSU Plan is more fully described on page 30. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 28. Mr. Aitken elected to receive 50% of his 2004 Short-Term Incentive Plan award payments in cash ($465,000) and 50% in DSU’s (23,285). During 2006, he also received 1,277 additional DSUs (2005 — 1,072; 2004 — 408) corresponding to dividends being declared on Common Shares and 70,073 additional DSUs as settlement for his vested 2004 RSUs. As at December 31, 2006, the total number of DSUs and their value (calculated by multiplying the number of DSUs by the closing market price of the Common Shares on the TSX on that date) is for Mr. Aitken 116,622 DSUs — $3,720,242.

In 2006 a special cash award of 5% of base salary was made to all employees, with the exception of Mr Aitken, in recognition of outstanding overall corporate results. This special award is included in the 2006 amounts for Messrs. Cameron, Gordon, Floren and Yanez.

(2)	The amounts shown represent:

•	For Mr. Aitken: housing allowance (2005 — $20,904), vacation payout (2005 — $20,000), auto allowance, tax payments in respect of certain perquisites and other personal benefits made on his behalf (2004 — $88,224), relocation payment (2004 — $68,461), club membership and other miscellaneous items.

•	For Mr. Gordon: housing allowance (2005 — $35,799; 2004 — $34,951), tax payments in respect of certain perquisites and other personal benefits made on his behalf, auto allowance, club membership (2006 — $18,763) and other miscellaneous items.

•	For Mr. Floren: housing allowance (2006 — $91,288; 2004 — $23,772), vacation payout, auto allowance (2004 — $12,495), tax payments in respect of certain perquisites and other personal benefits made on his behalf (2005 — $32,455), relocation payment (2005 — $41,539), club membership and other miscellaneous items.

•	For Mr Yanez: expatriate allowances and tax gross-ups pursuant to the Company’s standard assignment policies (2006 — $456,719; 2005 — $84,446), auto allowance and other miscellaneous items.

Where there is no entry for Other Annual Compensation in the table, the total value of such compensation is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.

Where no amount is stated in this footnote in respect of a particular benefit, the amount does not exceed 25% of the total Other Annual Compensation amount disclosed in the table.

(3)	Consists of options for Common Shares of the Company granted.

(4)	This column is comprised of RSUs awarded in 2004 and 2005 and PSUs awarded in 2006.

Restricted Share Units (RSUs)

The RSU Plan is more fully described on page 30. The dollar value of the RSUs shown in the table is obtained by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on March 4, 2004 ($15.60) or March 3, 2005 ($22.25), the dates immediately before the RSUs were awarded. During 2006, the Named Executive Officers also received additional RSUs corresponding to dividends being declared on Common Shares: B. Aitken: 3,712 (2005 — 4,857; 2004 — 1,865); I. Cameron: 842 (2005 — 1,512; 2004 — 976); J. Gordon: 842 (2005 — 1,512; 2004 — 976); J. Floren: 195 (2005 — 240; 2004 — 105) and J. Yanez: 297 (2005 — 348; 2004 — 97).

RSUs awarded in 2004 and their applicable dividend equivalents vested on November 1, 2006. As a result, the Named Executive Officers received payment in one of the following three methods:

•	one DSU for each vested RSU;

•	cash for each vested RSU as determined by the weighted average closing board lot share price per Common Share on the TSX during the last 15 days on which the such shares traded on the TSX prior to December 1st, 2006; or

•	cash for one-half of the vested RSUs as determined by the weighted average closing board lot share price per Common Share on the TSX during the last 15 days on which the such shares traded on the TSX prior to December 1st, 2006 and Common Shares equaling one-half of the number of vested RSUs.

The aggregate value provided to each Named Executive Officer in respect of the vested 2004 RSUs was as follows: B. Aitken: $1,940,618; I. Cameron: $643,836, J. Gordon: $643,836; J. Floren: $152,538 and J. Yanez: $140,473.

The number and value of the aggregate holdings of unvested RSUs including applicable dividend equivalents of each Named Executive Officer at the end of 2006 (calculated by multiplying the number of unvested RSUs then held by the Named Executive Officer by $31.90, the closing price of the Common Shares on the TSX on December 29, 2006 — the last trading day of 2006) was: B. Aitken: 122,348 RSUs — $3,902,901; I. Cameron 21,960 RSUs — $700,524; J. Gordon 21,960 RSUs — $700,524; J. Floren 5,019 RSUs — $160,106 and J. Yanez 10,196 RSUs — $325,252.

Performance Share Units (PSUs)

The PSU Plan is more fully described on page 29. The dollar value of the PSUs shown in the table is obtained by multiplying the number of PSUs awarded by the closing price of the Common Shares on the TSX on March 2, 2006 ($23.50), the date immediately before the PSUs were awarded.

During 2006, the Named Executive Officers also received the following additional PSUs corresponding to dividends being declared on Common Shares: B. Aitken: 1,739; I. Cameron: 301; J. Gordon: 301; J. Floren: 301 and J. Yanez: 301.

The number and value of the aggregate holdings of unvested PSUs, including applicable dividend equivalents of each Named Executive Officer at the end of 2006 (calculated by multiplying the number of unvested PSUs then held by the Named Executive Officer by $31.90, the closing price of the Common Shares on the TSX on December 29, 2006 — the last trading day of 2006) was: B. Aitken: 82,739 PSUs — $2,639,374; I. Cameron 14,301 PSUs — $456,202; J. Gordon 14,301 PSUs — $456,202; J. Floren 14,301 PSUs — $456,202 and J. Yanez 14,301 PSUs — $456,202.

(5)	The amounts include premiums paid on life insurance and health care, contributions to the Company’s Employee Share Purchase Plan and pension contributions to both the regular Company Defined Contribution pension plan and contributions to the Canadian Supplemental Retirement Plan.

(6)	Mr. Aitken was appointed President and Chief Executive Officer in May 2004.

(7)	Mr. Yanez receives his compensation in US dollars. His salary and other compensation shown in this table have been converted to Canadian dollars using an average foreign exchange rate for the relevant year except for his annual incentive payment which uses the average foreign exchange rate in effect on the date payment was approved by the Board.

Stock Options
      The following table sets forth information concerning the single grant of stock options made to Named Executive Officers during 2006, made on March 3, 2006.
Option Grants During Most Recently Completed Financial Year

				Market Value
	Securities,	Percent of		of Securities
	Under	Total Options		Underlying
	Options	Granted to	Exercise or	Options on the
	Granted	Employees in	Base Price	Date of Grant
Name	(#)	Financial Year	(US$/Security)(1)	(US$/Security)(1)	Expiration Date

Bruce Aitken	342,000	20.73%	$20.76	$20.76	March 2, 2013
Ian Cameron	60,000	3.64%	$20.76	$20.76	March 2, 2013
John Gordon	60,000	3.64%	$20.76	$20.76	March 2, 2013
John Floren	60,000	3.64%	$20.76	$20.76	March 2, 2013
Jorge Yanez	60,000	3.64%	$20.76	$20.76	March 2, 2013

(1)	For the purposes of these columns, the price represents the closing price on the TSX on the day prior to the date of the grant converted to US dollars at the noon rate as published by the Bank of Canada on that day. One third of the options are exercisable commencing the first anniversary of the date of the grant, a further third commencing the second anniversary of the date of the grant and the final third are exercisable commencing the third anniversary of the date of the grant and the options, if unexercised, will expire in the ordinary course seven years after the date of their grant.
     The following table sets forth information concerning the value realized upon the exercise of options during 2006 and the value of unexercised options held by the Named Executive Officers as at December 31, 2006.
Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

			Unexercised Options		Value of Unexercised
	Securities		at December 31, 2006		in-the-Money Options
	Acquired On	Aggregate	(#)		at December 31, 2006 (Cdn $)(2)
	Exercise	Value Realized
Name	(#)	(Cdn $)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Bruce Aitken	Nil	Nil	50,000	442,000	555,000	3,746,820
Ian Cameron	Nil	Nil	10,000	80,000	111,000	684,600
John Gordon	2,500	41,500	10,000	80,000	111,000	684,600
John Floren	7,000	127,068	Nil	63,500	Nil	501,450
Jorge Yanez	9,750	156,011	Nil	67,000	Nil	540,300

(1)	For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on the date of the exercise.

(2)	The closing price of the Common Shares on the TSX on December 29, 2006 (the last trading day of 2006) was $31.90. For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on December 29, 2006 (the last trading day of 2006).
Retirement Plans
      The Company has established a defined contribution retirement plan which provides an annual company contribution equal to 7% of annual base salary. Contributions are made to a retirement account and invested according to a selection of investment vehicles. Ten investment vehicles are currently available. At retirement, funds in the account may be used to purchase an annuity, transferred to a life income fund or transferred to a locked-in registered retirement savings plan.
      All Named Executive Officers except Mr. Yanez participate in the defined contribution plan. As a non-resident of Canada, Mr. Yanez is not eligible to participate in the Canadian retirement plan but participates in a defined contribution retirement plan of a US subsidiary of the Company.
      Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental retirement plan which provides benefits in excess of what is provided under the regular plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the regular plan. Supplemental plan benefits are based on earnings defined as base salary plus the target Short-Term Incentive award and provide Named Executive Officers with an annual contribution equal to 11% of earnings less any contributions made to the regular plan. The supplemental plan is fully funded as of December 31, 2006. Mr. Yanez, a non-resident of Canada, participates in a supplemental plan of a US subsidiary of the Company which provides him with benefits materially similar to those provided to Named Executive Officers resident in Canada.
      The following table shows the change in value of the supplemental retirement plan benefits for the Named Executive Officers:

	Bruce Aitken	Ian Cameron	John Gordon	John Floren	Jorge Yanez(1)

2006 Salary rate	$942,000	$389,000	$433,000	$389,000	$401,000
2006 Short-Term Incentive Target	$706,500	$194,500	$216,500	$194,500	$200,500
Account Balance as at December 31, 2005	$288,089	$245,620	$437,693	$91,644	$126,939
2006 Contributions	$158,581	$43,989	$51,744	$43,989	$51,150
Investment Income Credited in 2006	$46,050	$32,386	$55,998	$13,890	$5,765
Account Balance as at December 31, 2006	$492,720	$321,995	$545,435	$149,523	$183,853

(1)	Mr. Yanez’s amounts have been converted to Canadian dollars using an average foreign exchange rate.
Termination of Employment and Employment Contracts
      The Company has entered into employment agreements with the Named Executive Officers that provide them with certain rights in the event of involuntary termination of employment or a Change of Control of the Company. Change of Control occurs when:

•	More than 40% of voting shares of the Company are acquired by an outsider;

•	A majority change in the Board of Directors of the Company occurs;

•	All or substantially all of the assets of the Company are sold to an outsider; or

•	A majority of Directors determines that a change in control has occurred.
      Mr. Aitken has an employment agreement which provides for three months notice and a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times his target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits he would have received over a 30-month period. In the event that Mr. Aitken is terminated or suffers a material change in his employment status within 24 months following a Change of Control, he is entitled to an amount equal to (a) 2.5 times his most recent compensation (highest annual salary during last three years plus the average of his last three years’ Short-Term Incentive Plan and Long-Term Incentive Plan awards plus any other cash compensation awards); and (b) compensation for pension and other company benefits he would have received over a 30-month period, plus all legal and professional fees and expenses.
      Messrs. Cameron, Gordon, Floren and Yanez each have an employment agreement which provides for three months notice and a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits they would have received over an 18-month period. In the event that they are terminated or suffer a material change in their employment status within 24 months following a Change of Control, each is entitled to an amount equal to (a) 2.0 times their most recent compensation (highest annual salary during last three years plus the average of his last three years’ Short-Term Incentive Plan and Long-Term Incentive Plan awards plus any other cash compensation awards); and (b) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date hereof.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
      The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
      The insurance provides US$125,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $500,000 (US $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $125,000,000, as the insurance is subject to an annual aggregate limit of US $125,000,000.
      The cost of this insurance for the current policy year is US $1,319,320.

PART V OTHER INFORMATION
TOTAL SHAREHOLDER RETURN COMPARISON
      The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2001 with the cumulative total return of the S&P/ TSX Composite Index (formerly the TSX 300 Composite Index), for the five most recently completed financial years.
Cumulative Value of $100 Investment

	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006

Methanex	$153	$175	$269	$275	$410
TSX-Total Return	$88	$111	$127	$157	$184
Dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date.
NORMAL COURSE ISSUER BID
      On May 9, 2006 the Company received approval to conduct a normal course issuer bid (the “Bid”) under which the Company had the ability but not the obligation to purchase 5,495,763 of its Common Shares being no greater than 5% of its issued and outstanding Common Shares as at May 9, 2006. The Bid commenced on May 17, 2006. On March 2, 2007 the Company, by notice to the TSX, sought and received approval to amend the Bid to allow the Company to purchase an additional 2 million of its Common Shares, representing about 8% of its public float as at May 8, 2006. The Bid expires on the earlier of the date that 7,495,763 Common Shares have been purchased or May 16, 2007. As at March 5, 2007, 5,025,000 Common Shares have been purchased under the Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company’s notice to the TSX upon request to the Corporate Secretary of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
      The following table provides information as at December 31, 2006 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Number of securities
		Weighted average	remaining available for
	Number of securities to	exercise price of	future issuance under
	be issued upon exercise	outstanding options,	equity compensation plans
	of outstanding options,	warrants and	(excluding securities
	warrants and rights	rights(1)	reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	2,617,175	$20.69	2,335,675
Equity compensation plans not approved by securityholders	—	—	—
Total	2,617,175	$20.69	2,335,675

(1)	For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of exchange on December 29, 2006 (the last trading day of 2006).
     There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without approval of securityholders.
Incentive Stock Option Plan
      The Company has an Incentive Stock Option Plan (also referred to as the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers, directors and other employees of the Company and its subsidiaries, options to purchase unissued Common Shares. Commencing in 2003, non-management directors ceased to be granted options. The amendments to the Plan which have been approved by the Board of Directors and which are being submitted for approval by shareholders at the Meeting include an amendment to provide that, from and after March 2, 2007, options may only be granted to officers and other employees of the Company and its subsidiaries.
      The following table sets out the total number of Common Shares which may be issued from and after March 5, 2007, pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular.

Common Shares available for future
			Common Shares issuable pursuant to			issuance pursuant to options granted
Common Shares issuable under Plan			outstanding unexercised options			from and after March 5, 2007

			Number of			Number of
			Common			Common
Maximum Number	Percentage		Shares	Percentage		Shares	Percentage

5,250,000	5.0	(1)	3,629,641	3.5	(1)	1,230,784	1.2	(1)

(1)	Approximate percentage of the Company’s 104,843,367 outstanding Common Shares on a non-diluted basis as at March 5, 2007.
     The maximum number of Common Shares which may be reserved for issuance to, or covered by any option granted to, any person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. Apart from this restriction, there is no maximum number or percentage of securities under the Plan available to insiders of the Company or which any one person or company is entitled to receive under the Plan.

      The exercise price for each option granted under the Plan is the price fixed for such option by the Board which may not be less than the fair market value of the Common Shares on the date the option is granted. Commencing in 2002, the fair market value for this purpose is deemed to be the US Dollar equivalent of the closing price at which board lots of the Common Shares were traded on the TSX on the day preceding the date on which the option is granted or if no board lots are traded on such date then the US Dollar equivalent of the closing price at which board lots were traded on the most recent day upon which at least one board lot was traded. The US Dollar equivalent is determined by using the US Dollar/ Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the day the closing price is established.
      Subject to certain limitations contained in the Plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option, including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Plan as amended to reflect the Company’s current practices, each option must expire on an expiry date no later than ten years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

(a)	in the case of death of an optionee prior to the expiry date, the option will vest immediately and will be exercisable prior to the earlier of (i) the date which is one year from the date of death, and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date the option shall vest immediately and will be exercisable until the expiry date;

(c)	in the case of termination of the optionee’s employment by reason of (i) retirement of the optionee where the optionee is not less than 55 years of age, or (ii) circumstances which the Board of Directors, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option will continue to vest in accordance with its terms but will be exercisable until the expiry date; and

(d)	if the optionee ceases, for any other reason, to be a director, officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be a director, officer or employee and (ii) the expiry date.
      The amendments to the Plan which have been approved by the Board of Directors and which are being submitted for approval by shareholders at the Meeting include an amendment to address situations where an option’s expiry date falls during a blackout period or within 10 business days of a blackout period (see “Business of the Meeting — Amendment of Incentive Stock Option Plan”).
      For each outstanding and unexercised option granted prior to 2005, other than the performance stock options described below, 50% of the options are exercisable on the first anniversary of the date of the grant, a further 25% are exercisable on the second anniversary of the date of the grant, and the final 25% are exercisable on the third anniversary of the date of the grant. Each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of their grant. For options granted in 2005 and thereafter and (it is intended) in future years, one third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and thereafter and (it is intended) in future years, if unexercised, expire, in the ordinary course, seven years after the date of their grant.
      With respect to executive officers who have Employment Agreements, in the event of a Change of Control, any option granted prior to the change of control, that is not then exercisable, becomes exercisable immediately prior to such change of control. Furthermore, unexercised options may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option may be transferable or assignable otherwise than by will or the laws of succession and distribution.
      In September 1999 “performance stock options” were granted to all executive officers and certain other key employees of the Company. The performance stock options were granted at a price of $4.47, the closing price of the

Common Shares on the TSX on the day before the day of the grant. The vesting of the performance stock options is tied to the market value of the Common Shares after October 1, 2002. One third of the options vest if, after that date, the Common Shares trade at or above $10, a further one-third vest if the Common Shares trade at or above $15 and the options are fully vested if the Common Shares trade at or above $20. All performance stock options are now exercisable. Performance stock options expire on September 9, 2009.
      The Plan provides that the Board of Directors may at any time amend any of the provisions of the Plan subject to obtaining any required approval of appropriate stock exchanges or other regulatory authorities. TSX and Nasdaq requirements require shareholder approval for certain material amendments to the Plan. The amendments to the Plan which have been approved by the Board of Directors and which are being submitted for approval by shareholders at the Meeting include an amendment to add a provision to set out certain types of amendments that require shareholder approval and those that the Company may make without shareholder approval (see “Business of the Meeting — Amendment of Incentive Stock Option Plan”).
SHAREHOLDER PROPOSALS
      Shareholder proposals to be considered at the 2008 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 27, 2007 to be included in the information circular and form of proxy for such annual meeting.
ADDITIONAL INFORMATION
      Additional information relating to the Company is on SEDAR at www.sedar.com and at the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the most recently completed financial year.
      The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company’s comparative consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2006 together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year, and the Company’s Information Circular in respect of the Meeting to be held on May 7, 2007.
      If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically request a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS
      The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
      DATED at Vancouver, British Columbia this 5th day of March, 2007.
Randy Milner
Senior Vice President, General Counsel
and Corporate Secretary

SCHEDULE A
Text of Resolution Ratifying and Approving Amendments to the Incentive Stock Option Plan
      BE IT RESOLVED, as an ordinary resolution, that the Stock Option Plan amendments to the Incentive Stock Option Plan to, among other things, reflect that options may no longer be granted to non-employee directors, to provide specific provisions governing amendments to the Plan specifying when shareholder approval of amendments is required and to provide for revised expiry dates for options where the exercise period would otherwise expire during a blackout period or within 10 business days thereafter to a further 10 business days after the blackout period end, as set forth in the Amended Incentive Stock Option Plan tabled at the meeting and otherwise described in the Information Circular of the Company dated March 5, 2007, are hereby ratified, confirmed and approved.

SCHEDULE B
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.   OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES

      The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2.   CODE OF ETHICS

      All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers, and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3.   BOARD RESPONSIBILITIES

      The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
      The Board oversees and provides policy guidance on the business and affairs of the Company. In particular, the Board monitors overall corporate performance, oversees succession planning for and performance of executive officers including the appointment and performance of the CEO, adopts a strategic planning process and approves, at least annually, a strategic plan, evaluates the integrity of the Company’s internal control, information and other management systems, identifies and oversees the implementation of systems to manage the principal risks of the Company’s business and oversees the implementation of a communication policy for the Company. To the extent feasible, the Board shall also satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4.   DIRECTOR RESPONSIBILITIES

Act in best interests
      The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
      Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.
Performance
      Performance as a director is the main criterion for determining a director’s on-going service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.
Ongoing education
      Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.

5.	BOARD LEADERSHIP

Selection of Chairman and CEO
      The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead independent director
      The independent directors on the Board (please refer to Schedule A for definition of independent director) may select from among themselves a Lead Independent Director. The Lead Independent Director chairs regular meetings of the independent directors and assumes other responsibilities described in the Terms of Reference for the Lead Independent Director or which the Corporate Governance Committee may designate.

6.	BOARD MEMBERSHIP

Criteria for Board membership
      The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board which provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Board expects that the Corporate Governance Committee will take action to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.
New directors
      The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.
Orientation
      The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial, and operational issues. An information package will be provided which will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
      The Company’s By-laws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their present occupation
      Directors who retire or otherwise leave or change the position they held when they first were appointed to the Board should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Term limits
      The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
      Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
Other Board memberships
      Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.

7.	BOARD COMPENSATION

      Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.
      Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8.	SHARE OWNERSHIP

      The Company shall establish guidelines for Company stock ownership by directors, executive officers and other managers of the Company as such guidelines help to more closely align their economic interests with those of other stockholders.

9.	ASSESSING THE BOARD’S PERFORMANCE

      The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in the execution of the responsibilities of the Board and its committees.
      All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and direct those suggestions to the Chairman or the appropriate committee chair.

10.	BOARD’S INTERACTION WITH STAKEHOLDERS

      It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted to determine the appropriate response.

11.	MEETING PROCEDURES

Scheduling of Board meetings and selection of agenda items
      The Board normally holds five regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develops the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
      Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings
      The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
      Every Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Lead Independent Director shall chair such meetings and regularly advise the Chair of the business of such meetings.

12.	COMMITTEE MATTERS

Committee structure
      The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate which shall set forth the committee’s responsibilities, structure and procedure.
      The current committee structure and the performance of each committee is to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
      The Corporate Governance Committee is responsible for proposing to the Board the chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
      Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that Directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
      Each committee chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.

13.	BOARD RELATIONSHIP TO SENIOR MANAGEMENT

      Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.
      The Board also encourages directors to make themselves available for consultation with management outside Board meetings in order to provide counsel on subjects where such directors have special knowledge and experience.

14.	ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS

      The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.

15.	EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS

Performance evaluation of the CEO
      The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.

Performance evaluation and succession planning of executive officers
      The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officers whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.

16.	REVIEW OF CORPORATE GOVERNANCE PRINCIPLES

      The Corporate Governance Committee shall review these Corporate Governance Principles annually and report to the Board any recommendations it may have for their amendment.
Schedule A to the Methanex Corporate Governance Principles
      An “independent director” is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a direct or indirect relationship with the Company or any of its subsidiaries which could in the view of the Board of Directors, be reasonably expected to interfere with the exercise of independent judgment in carrying out the responsibilities of a director, provided however that persons who fall within any of the categories set out below will be deemed not to be independent.

(1)	a director who is, or at any time during the past three years has been, an employee or executive officer of the Company, its parent or any subsidiary of the Company;

(2)	a director who received or has a “family member” (which is defined to include a person’s spouse, parents, children and siblings, mother or father-in-law, sons and daughters-in-law, brother or sister-in-law, whether by blood, marriage or adoption, or anyone other than a domestic employee residing in such person’s home) who received payments from the Company, its parent or any subsidiary of the Company, of more than CDN$75,000 in direct compensation or more than US$60,000 in payments during any 12 month period within the last three years, other than compensation for board or committee service or as part-time chair or vice-chair of the Board or any Board committee, payments arising solely from investments in the Company’s securities, compensation paid to a family member who is a non-executive employee of the Company, its parent or a subsidiary of the Company, fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service if the compensation is not contingent in any way on continued service;

(3)	a director who is a family member of an individual who is, or has been in any of the past three years, employed by the Company, its parent or by any subsidiary of the Company as an executive officer;

(4)	a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any entity or organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities and payments under non-discretionary charitable contribution matching programs) for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more;

(5)	a director who is or has been, or has a family member who is or has been, employed as an executive officer of another entity at any time during the past three years where any of the Company’s executives or officers serve on the compensation committee of that other entity; and

(6)	a director who is, or has a family member who is, a current partner of the firm that is the Company’s internal or external auditor or a director who is an employee of such firm or has a family member who is an employee of that firm and who participates in its audit, assurance or tax compliance (but not tax planning) practice or a director who was, or has a family member who was, at any time during the past three years a partner or employee of that firm and personally worked on the audit of the Company within that time.

Beneficial Owner
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
     National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Corporation”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address: or submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532A.
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
     The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any beneficial owner does not so request such documents, such owner may not be sent these documents. The Corporation reserves the right, in its discretion, to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections such beneficial owners may make under the Request Form.
     The requirements under NI 51-102 regarding delivery of financial statements and MD&A are in addition to and separate from the procedures regarding delivery of materials pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). However, failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 54-101 in respect of such financial statements and MD&A. NI 51-102 requires that this request form must be sent to beneficial owners of securities who are identified under NI 54-101 as having chosen to receive all securityholder materials sent to beneficial owners. As a result, beneficial owners that have been instructed their intermediary to not forward annual meeting materials distributed by the Corporation may not receive this election form.
     Please note that only beneficial owners of the Corporation’s securities should return the Return Form. If you are a registered holder of the Corporation’s securities you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to registered holders and complete the Return Form on the last page thereof. (For the purposes hereof “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument) and “beneficial owner” refers to a person or company that beneficially owns securities that are not registered in his or her name, which are held by an “intermediary,” as defined in NI 54-101, (such as a broker or trust company), that is the person or company that is identified as providing instructions contained in a client response form provided pursuant to NI 54-101 or, if no instructions are provided, the person or company that has the authority to provide those instructions).
     If you are a beneficial owner, you may wish to provide a copy of the Return Form to the intermediary through which your securities are held, or, if you wish, make arrangements for such intermediary to return the Return Form on your behalf. The Corporation is only required to deliver financial statements and MD&A to the person or company that requests them. As a result, if a beneficial owner requests financial statements and MD&A through an intermediary, the Corporation is only required to deliver the requested documents to the intermediary.
     The request to receive financial statements and MD&A pursuant to the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2007 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending proxy-related materials in a subsequent year. Beneficial owners that wish to receive either Annual Financial Statements and MD&A or Interim Financial Statements and MD&A must return a Return Form or otherwise specifically request a copy of the financial statements and MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of the financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

Beneficial Owner
(BENEFICIAL OWNERS SHOULD COMPLETE AND RETURN THIS FORM)
RETURN FORM
METHANEX CORPORATION
The undersigned:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements(1) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Annual Financial Statements(1) and MD&A relating to such statements]

(b)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements(2) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Interim Financial Statements(2) and MD&A relating to such statements]
The undersigned certifies that the undersigned is a beneficial owner of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name(3):

Address(4):

Signature(5):	Date:

Name & title of person signing if different from name above:

Name and address of intermediary through which securities are held (if applicable) (6):
We encourage you to submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532A.
NOTE: Do not return this card by mail if you have submitted your request online.

(1)	For the fiscal year ending December 31, 2007.

(2)	Refers to Interim Financial Statements and MD&A issued after the sending of this form and before the sending of proxy-related materials in 2008.

(3)	Please print clearly.

(4)	Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent. If you wish the documents to be sent to an intermediary through which you hold the securities, provide the name and address of the intermediary.

(5)	If beneficial owner is not an individual, signature of authorized signatory.

(6)	If Securities are held through an intermediary, but you wish the financial statements and MD&A to be sent to you, provide this information so that the Company can coordinate with the intermediary, if necessary. If you are an objecting beneficial owner, or “OBO”, as defined in NI 54-101, and you wish the financial statements and MD&A to be sent to you through the intermediary that holds securities on your behalf, you should arrange for the intermediary to arrange to request the documents on your behalf.

Registered Holder
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
     National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Corporation”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address or submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company code Number is 5532.
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
     In addition to the requirements of NI 51-102, pursuant to the requirements of the Canada Business Corporations Act (the “CBCA”), the Corporation must send a copy of its annual financial statements to each registered shareholder, except to a shareholder who has informed the Corporation in writing that he or she does not want a copy of such statements. If you are a registered shareholder and do NOT want to receive a copy of the Corporation’s annual financial statements and annual MD&A (collectively, the “Annual Financial Statements and MD&A”), you should complete the box in paragraph (a) on the Return Form. Registered holders that do not complete that box will continue to be sent the annual financial statements as required pursuant to the CBCA, as well as the annual MD&A.
     Whether or not you are electing in paragraph (a) of the Return Form not to receive a copy of the Annual Financial Statements & MD&A, if you wish to receive the Corporation’s interim financial statements and interim MD&A (collectively, the “Interim Financial Statements and MD&A”) you should complete paragraph (c) of the Return Form.
     The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any registered holder does not so request such documents, such holder may not be sent these documents. The Corporation reserves the right, in its discretion, to send annual financial statements and MD&A to all registered holders, notwithstanding elections which such holders may make under the Request Form.
     Please note that only registered holders of the Corporation’s securities should return the Return Form. If you are a beneficial owner of the Corporation’s securities but not a registered holder, you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to beneficial owners and complete the Return Form on the last page thereof. (For the purposes of paragraphs (b) and (c) on the Return Form “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument).
     Registered holders that have informed the Corporation pursuant to paragraph (a) on the Return Form that they do not want to receive a copy of the Corporation’s Annual Financial Statements and MD&A who subsequently change their mind should specifically request to receive such statements and MD&A. Such a request received at any time will be considered to override any prior advice that such holder does not wish to receive such statements. The request to receive financial statements and MD&A pursuant to paragraphs (b) or (c) on the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2007 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending proxy-related materials in a subsequent year. Registered holders that wish to receive Interim Financial Statements and MD&A must return a Return Form or otherwise specifically request a copy of the financial statements or MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of any financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

Registered Holder
(REGISTERED HOLDERS SHOULD COMPLETE AND RETURN THIS FORM)
RETURN FORM
METHANEX CORPORATION
The undersigned:

(a)	hereby informs the Corporation that the undersigned does not want a copy of the Annual Financial Statements(1) & MD&A for such statements	☐

[only check this box if you wish to elect NOT to receive the Annual Financial Statements (1) and MD&A relating to such statements]

(b)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements (1) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Annual Financial Statements(1) and MD&A relating to such statements(2)]

(c)	hereby requests that the undersigned be sent a copy of the Interim Financial Statements (3) and MD&A for such statements	☐

[check this box if you wish to elect to RECEIVE the Interim Financial Statements(3) and MD&A relating to such statements]
The undersigned certifies that the undersigned is a registered holder of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Name(4):

Address(5):

Signature(6):	Date:

Name & title of person
signing if different from name above:
We encourage you to submit your request online at www.cibcmellon.com/ FinancialStatements. Our Company Code Number is 5532.
NOTE: Do not return this card by mail if you have submitted your request online.

(1)	For the fiscal year ending December 31, 2007.

(2)	Registered holders will continue to be sent Annual Financial Statements and MD&A whether or not this paragraph is completed unless the holder has informed the Corporation in writing that he or she does not want a copy of such statements.

(3)	Refers to interim financial statements and MD&A issued after the sending of this form and before the sending of proxy-related materials in 2008.

(4)	Please print clearly.

(5)	Insert the address, including postal or zip code to which you wish the financial statements and MD&A to be sent.

(6)	If registered holder is not an individual, signature of an authorized signatory.

METHANEX CORPORATION

REQUEST FOR VOTING INSTRUCTIONS AND PROXY

Management of Methanex Corporation (the “Company”) is sending to certain non-registered shareholders proxy-related materials that relate to the Annual General Meeting of Shareholders to be held on May 7, 2007. The name and address and information about such non-registered shareholders’ holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on their behalf (which is identified by name, code or identifier in the information on the right).

Unless the non-registered shareholder attends the meeting and votes in person, such holder’s securities can be voted only by management, as proxy holder of the registered holder, in accordance with such non-registered shareholder’s instructions.

Management of the Company has executed an omnibus legal proxy appointing “non-objecting beneficial owners” (“NOBOs”) as proxy holders to vote the shares beneficially held by them. Should a NOBO wish to attend the meeting and vote in person, such omnibus legal proxy will permit them to do so. If a NOBO wishes to designate another person to attend and vote at the meeting on their behalf, they may complete and submit this form appointing someone else as proxy holder.

Management of the Company are prohibited from voting the securities held by a NOBO on any of the matters to be acted upon at the meeting without the NOBO’s specific voting instructions. As a result, if a NOBO is completing this form to appoint someone to attend the meeting as proxy holder and Mr. Choquette or Mr. Aitken have been appointed as proxy holder, in order for the NOBO’s shares to be voted at the meeting, it will be necessary for the NOBO to provide specific voting instructions.

The undersigned beneficial owner of Common Shares of the Company hereby appoints Pierre Choquette, Chairman of the Board of the Company, or failing him, Bruce Aitken, President and Chief Executive Officer of the Company, or instead of either of them the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 7, 2007, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:
Indicate your voting choice with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip Cook	☐	☐
Thomas Hamilton	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

4.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.
     Subject to the discussion above, the person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.

     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.
     The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date: , 2007
Print Name

Number of Common Shares held:
Signature of Holder
NOTES

(a)	The proxy must be signed by the beneficial owner of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized and should set out the full legal name of the corporation, the name and position of the person executing and the address for service of the corporation.

(b)	The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1 Canada or send by fax to 416 368 2502 or toll free in North America 1 866 781 3111.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

(e)	By providing this proxy, you are acknowledging that you are the beneficial owner of, and are entitled to instruct the proxy holders with respect to the voting of, these securities.

METHANEX CORPORATION

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 7, 2007

The undersigned holder of Common Shares of Methanex Corporation (hereinafter called the “Company”) hereby appoints Pierre Choquette, Chairman of the Board of the Company, or failing him, Bruce Aitken, President and Chief Executive Officer of the Company, or instead of either of them the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 7, 2007, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:

Indicate your voting choice with a check mark (☑) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE FOR	WITHHOLD VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip Cook	☐	☐
Thomas Hamilton	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐ WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

4.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.
     If no specific voting choice has been given for an item, the shares represented by this proxy will be voted FOR the item.
     The person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.
     All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.
     The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date: , 2007
Print Name
Number of Common Shares held:
Signature of Holder
NOTES:

(a)	The proxy must be signed by the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)	The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1 Canada or send by fax to 416 368 2502 or toll free in North America 1 866 781 3111.

(c)	A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

SEE REVERSE FOR IMPORTANT INFORMATION
RELATING TO VOTING ESPP SHARES
VOTING INSTRUCTIONS
TO
HSBC SECURITIES (CANADA) INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
METHANEX CORPORATION
TO BE HELD ON MAY 7, 2007
      I,                                                                    , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby appoint HSBC Securities (Canada) Inc. my true and lawful proxy to attend, act and vote all the Common Shares of Methanex Corporation (the “Company”) held to my credit at the above meeting, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof and instruct HSBC Securities (Canada) Inc., as Custodian of the Plan, to exercise at the above meeting and at any adjournment of adjournments thereof, or give or grant a proxy to any person which HSBC Securities (Canada) Inc. may select, to exercise, with full power of substitution, the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:
Indicate your voting choice with a check mark (✓) in the appropriate box.

1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE	WITHHOLD
	FOR	VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip Cook	☐	☐
Thomas Hamilton	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
Graham Sweeney	☐	☐

2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year:

VOTE FOR ☐	WITHHOLD VOTE ☐

3.	To vote FOR ☐ or AGAINST ☐ authorizing the directors to fix the remuneration of the auditors.

4.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.
      With respect to any amendments or variations to the matters listed above or identified in the Notice of Annual General Meeting of Shareholders and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date:	, 2007

Signature of Holder
INSTRUCTIONS:

1.	Record your instructions, sign and mail to CIBC Mellon Trust Company in the enclosed envelope. Alternately, your instructions may be faxed using the following numbers:
       If faxing from North America: 1 866 781 3111
       If faxing from outside North America: 416 368 2502

2.	If you do not wish to specifically instruct the Custodian how to vote or refrain from voting as the case may be, you should not check any of the above squares. If no specific voting choice has been given for an item, the Custodian or its proxy will vote the shares represented by this Voting Instruction FOR that item.

3.	If this instrument is undated it will be deemed to be dated the date it was mailed to you.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE
METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES
      Common Shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain held by HSBC InvestDirect, a division of HSBC Securities (Canada) Inc., custodian under the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary.
      Voting rights attached to ESPP shares which remain held by HSBC InvestDirect may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to HSBC Securities (Canada) Inc. how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to CIBC Mellon Trust Company at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified for an item, the ESPP shares will be voted in favour of management’s propositions. The shares will be voted at the discretion of HSBC Securities (Canada) Inc. or its proxy in respect of amendments to management’s propositions or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.
      As your vote is important, your Voting Instruction form should be received at least three business days prior to the deadline for deposit of proxies stated in the Information Circular.
      A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or his or her attorney duly authorized in writing which is delivered by mail or fax to CIBC Mellon Trust Company (fax numbers set out below) at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.
      The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.
Questions?
      If you have any questions concerning the process of voting ESPP shares, you may contact the transfer agent, CIBC Mellon Trust Company as follows:

If calling from North America: 1 800 387 0825
If calling from outside North America: 416 643 5500
By email: inquiries@cibcmellon.com
Faxing of Voting Instructions

Voting Instructions may be faxed to CIBC Mellon Trust Company using the following numbers:
If faxing from North America: 1 866 781 3111
If faxing from outside North America: 416 368 2502